Form 10-K405, Exhibit 13
period 1995-12-31
COMMUNITY BANKSHARES INC /VA/
filed 1996-03-29
CIK 742279

C O N T E N T S



GENERAL INFORMATION

INDEPENDENT AUDITORS' REPORT ON THE
     CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS

     Consolidated Balance Sheets as of December 31, 1995 and 1994

     Consolidated Statements of Income for the Years Ended December 31,
         1995, 1994, and 1994

     Consolidated Statements of Stockholders' Equity for the Years Ended
         December 31, 1995, 1994, and 1993

     Consolidated Statements of Cash Flows for the Years Ended
         December 31, 1995, 1994, and 1993

     Notes to Consolidated Financial Statements

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
     POSITION AND RESULTS OF OPERATIONS

DIRECTORS AND EXECUTIVE OFFICERS

CORPORATE HEADQUARTERS

    Community Bankshares Incorporated
    200 North Sycamore Street
    Post Office Box 2166
    Petersburg, Virginia  23804

SUBSIDIARY BANK

    The Community Bank
    200 North Sycamore Street
    Post Office Box 2166
    Petersburg, Virginia 23804

MARKET INFORMATION

         The Company Stock is listed in the National Quotation Bureau "pink sheets", and three dealers make a work out market. These dealers are Anderson and Strudwick, Inc., Davenport and Company of Virginia, Inc., and McKinnon and Company, Inc.

         As of March 21, 1996, the Company had 731 shareholders of record of its Common Stock. The following table sets forth the information known to management concerning trading in Community Bankshares Incorporated Common Stock for 1995 and 1994.


                                                   CBI Market Price and Dividends

                                                                 Sales Price (1)         Dividends (1)
                                                      Number of  --------------------------------------
                                                       Shares         High          Low
                                                    -----------------------------------------
1994:
    1st quarter                                       20,399            8.625         8.000        .015
    2nd quarter                                       10,794            9.125         8.500
    3rd quarter                                       87,842            9.720         9.000
    4th quarter                                       29,856           10.500         9.500
1995:
    1st quarter                                       28,500           10.625        10.500        .175
    2nd quarter                                       36,982           11.500        10.500
    3rd quarter                                       41,680           11.250        10.500
    4th quarter                                       72,288           13.250        10.500



-------------
(1) All prices and dividends are adjusted for a 100% stock dividend paid on August 31, 1995.


DIVIDENDS

The Company declared dividends of $201,250 on its Common Stock in February, 1996. The Company's management presently intends to continue the Bank's policy of paying out 11.5% to 17.5% of the previous year's earnings as dividends.

TRANSFER/DIVIDEND DISBURSING AGENT

    The Community Bank
    Post Office Box 2166
    Petersburg, Virginia  23804

INDEPENDENT AUDITORS FOR 1995

    Mitchell, Wiggins & Company LLP
    100 Flank Road
    Petersburg, Virginia  23805

DESCRIPTION OF BUSINESS

         Community Bankshares Incorporated is a registered bank holding company headquartered in Petersburg, Virginia, with assets of $88,136,727. Organized in 1984, Community Bankshares Incorporated acquired its subsidiary affiliate, The Community Bank, Petersburg, Virginia, and commenced operations as a bank holding company on January 1, 1985. Community Bankshares Incorporated, through its subsidiary bank, engages in a general commercial banking business and provides full service banking to its customers, except that it does not provide trust services. The principal market served is comprised of the cities of Petersburg and Colonial Heights and the adjacent areas of the counties of Prince George, Dinwiddie and Chesterfield, Virginia. A total of four offices are operated in this area by The Community Bank. At December 31, 1995, the total number of persons employed by the Company and its affiliate was 44.

                       COMMUNITY BANKSHARES INCORPORATED

                         CONSOLIDATED FINANCIAL REPORT

                               December 31, 1995




                    [MITCHELL, WIGGINS & COMPANY LETTERHEAD]

                          INDEPENDENT AUDITORS' REPORT



Board of Directors
Community Bankshares Incorporated
Petersburg, Virginia

We have audited the accompanying consolidated balance sheets of Community Bankshares Incorporated, and its subsidiary as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Community Bankshares Incorporated, and its subsidiary at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.


                                         /s/ MITCHELL, WIGGINS & COMPANY LLP



Petersburg, Virginia
January 9, 1996

                                C O N T E N T S



-------------------------------------------------------------------------------
INDEPENDENT AUDITORS' REPORT
-------------------------------------------------------------------------------

CONSOLIDATED FINANCIAL STATEMENTS

    Consolidated balance sheets

    Consolidated statements of income

    Consolidated statements of stockholders' equity

    Consolidated statements of cash flows

    Notes to consolidated financial statements
-------------------------------------------------------------------------------

COMMUNITY BANKSHARES INCORPORATED

CONSOLIDATED BALANCE SHEETS
December 31, 1995 and 1994


ASSETS                                                                                      1995             1994
---------------------------------------------------------------------------------------------------------------------
Cash and due from banks                                                                 $ 3,636,524      $ 3,709,432
Federal funds sold                                                                        2,281,000        1,017,000
                                                                                  -----------------------------------
              TOTAL CASH AND CASH EQUIVALENTS                                             5,917,524        4,726,432

Securities available for sale                                                             1,752,646          969,213
Securities held to maturity (approximate market value,
     $12,406,685 in 1995 and $7,103,471 in 1994)                                         12,358,741        7,598,690
Loans, net                                                                               65,255,723       61,488,230
Bank premises and equipment, net                                                          1,024,856        1,167,973
Other real estate owned                                                                     467,588          274,710
Accrued interest receivable                                                                 518,555          371,809
Other assets                                                                                841,094          766,071
                                                                                  -----------------------------------
                                                                                        $88,136,727      $77,363,128
                                                                                  ===================================

LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits:
    Demand deposits                                                                     $12,683,516      $11,506,655
    Interest-bearing demand deposits                                                     21,514,060       24,628,724
    Savings deposits                                                                      7,409,280        8,555,392
    Time deposits, $100,000 and over                                                      6,932,820        4,408,657
    Other time deposits                                                                  28,673,838       18,981,366
                                                                                  -----------------------------------
                                                                                         77,213,514       68,080,794
Accrued interest payable                                                                    417,782          335,439
Other liabilities                                                                           391,644          351,095
Guaranteed debt of Employee Stock Ownership Trust                                           330,000               --
                                                                                  -----------------------------------
                                                                                         78,352,940       68,767,328
                                                                                  -----------------------------------

Commitments and Contingencies
    (Note 15)

Stockholders' Equity
    Capital stock, par value $3; authorized 4,000,000 shares;
        issued 1995 1,150,000 shares; 1994 1,140,000 shares                               3,450,000        1,710,000
    Surplus                                                                                      --          988,932
    Retained earnings                                                                     6,645,036        5,911,858
    Net unrealized gain (loss) on available for sale securities,
        net of tax                                                                           18,751          (14,990)
                                                                                  -----------------------------------
                                                                                         10,113,787        8,595,800
    Unearned ESOP shares                                                                   (330,000)              --
                                                                                  -----------------------------------
                                                                                          9,783,787        8,595,800
                                                                                  -----------------------------------
                                                                                        $88,136,727      $77,363,128
                                                                                  ===================================

See Notes to  Consolidated Financial Statements.

COMMUNITY BANKSHARES INCORPORATED

CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 1995, 1994 and 1993


                                                                                   1995           1994           1993
--------------------------------------------------------------------------------------------------------------------------
Interest income:
    Interest and fees on loans                                                $ 6,355,812     $ 5,347,803     $ 4,664,533
    Interest on investment securities:
        U. S. Government agencies and corporations                                724,658         630,802         657,976
        Other securities                                                            5,504           8,282           5,004
    Interest on federal funds sold and securities
        purchased under agreements to resell                                      276,189          28,629          58,798
                                                                         -------------------------------------------------
              TOTAL INTEREST INCOME                                             7,362,163       6,015,516       5,386,311
                                                                         -------------------------------------------------

Interest expense:
    Interest on deposits                                                        2,883,527       2,226,620       2,197,885
    Interest on federal funds purchased and securities
        sold under agreements to repurchase                                         6,465           5,287             763
                                                                         -------------------------------------------------
              TOTAL INTEREST EXPENSE                                            2,889,992       2,231,907       2,198,648
                                                                         -------------------------------------------------
              NET INTEREST INCOME                                               4,472,171       3,783,609       3,187,663

Provision for loan losses                                                         247,000          66,000         120,000
                                                                         -------------------------------------------------
              NET INTEREST INCOME AFTER PROVISION FOR
                  LOAN LOSSES                                                   4,225,171       3,717,609       3,067,663
                                                                         -------------------------------------------------

Other income:
    Service charges, commissions and fees                                         672,042         738,357         794,417
    Security gains                                                                 29,763          47,800          16,000
    Loss on sale of other real estate                                                  --         (33,980)             --
    Other operating income                                                         50,748          49,036          48,358
                                                                         -------------------------------------------------
              TOTAL OTHER INCOME                                                  752,553         801,213         858,775
                                                                         -------------------------------------------------

Other expenses:
    Salaries, wages and employee benefits                                       1,395,308       1,329,570       1,197,749
    Net occupancy expense                                                         138,535         150,818         161,290
    Furniture and equipment expense                                               193,786         207,114         185,400
    Other operating expenses                                                      232,430         235,675         176,951
    Insurance, general                                                             25,685          75,675          48,748
    Professional fees                                                             107,329          48,703          70,559
    Directors' fees                                                               102,604          98,552          92,131
    FDIC assessments                                                               69,734         150,693         136,789
    Postage                                                                        67,087          86,491          76,438
    Stationery and supplies                                                        75,695          65,310          72,296
    Taxes                                                                          90,443          98,190          62,619
                                                                         -------------------------------------------------
              TOTAL OTHER EXPENSES                                            $ 2,498,636     $ 2,546,791     $ 2,280,970
                                                                         -------------------------------------------------

                                  (Continued)

COMMUNITY BANKSHARES INCORPORATED

Years Ended December 31, 1995, 1994 and 1993


                                                                                  1995            1994            1993
--------------------------------------------------------------------------------------------------------------------------
              INCOME BEFORE INCOME TAXES                                      $ 2,479,088     $ 1,972,031     $ 1,645,468

Income taxes                                                                      856,092         660,019         566,553
                                                                         -------------------------------------------------
              NET INCOME                                                      $ 1,622,996     $ 1,312,012     $ 1,078,915
                                                                         =================================================

Earnings per common and common equivalent share                               $      1.34     $      1.10     $      0.95
                                                                         =================================================
Earnings per common share, assuming full dilution                             $      1.34     $      1.10     $      0.95
                                                                         =================================================

See Notes to Consolidated Financial Statements.

COMMUNITY BANKSHARES INCORPORATED

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 1995, 1994 and 1993


                                                                                                            Unrealized
                                                                                                            Securities      Unearned
                                                           Capital                          Retained           Gain           ESOP
                                                            Stock           Surplus         Earnings          (Loss)         Shares
-----------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1993                                 $ 1,713,000    $    995,934      $ 3,805,931     $      --      $      --
     Net income for the year ended
        December 31, 1993                                         --              --        1,078,915            --             --
     Cash dividends declared, $.10 per share
        (based on 1,140,000 shares outstanding)                   --              --         (114,000)           --             --
     Purchase of 1,000 shares of common stock                 (3,000)         (7,002)              --            --             --
                                                    -------------------------------------------------------------------------------

Balance, December 31, 1993                                 1,710,000         988,932        4,770,846            --             --
     Net income for the year ended
        December 31, 1994                                         --              --        1,312,012            --             --
     Cash dividends declared, $.15 per share
        (based on 1,140,000 shares outstanding)                   --              --         (171,000)           --             --
     Unrealized loss on available for
        sale securities, net                                      --              --               --       (14,990)            --
                                                    -------------------------------------------------------------------------------

Balance, December 31, 1994                                 1,710,000         988,932        5,911,858       (14,990)            --
     Issuance of common stock  pursuant to
        exercise of stock options                             15,000          47,500               --            --             --
     Stock split effected in the form of a 100%
        stock dividend                                     1,725,000      (1,036,432)        (688,568)           --             --
     Net income for the year ended
        December 31, 1995                                         --              --        1,622,996            --             --
     Cash dividends declared, $.175 per share
        (based on 1,150,000 shares outstanding)                   --              --         (201,250)           --             --
     Unrealized gain on available for sale
        securities, net                                           --              --               --        33,741             --
     Leveraged ESOP stock purchase                                --              --               --            --       (365,500)
     Release of ESOP shares                                                                                                 35,500

                                                    -------------------------------------------------------------------------------
                                                         $ 3,450,000    $         --      $ 6,645,036      $ 18,751      $(330,000)
                                                    ===============================================================================

See Notes to Consolidated Financial Statements.

COMMUNITY BANKSHARES INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 1995, 1994 and 1993


                                                                                 1995            1994            1993
--------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
    Net income                                                                $ 1,622,996    $  1,312,012     $ 1,078,915
    Adjustments to reconcile net income to net cash
        provided by operating activities:
        Depreciation                                                              166,159         177,190         158,887
        Deferred income taxes                                                     (14,294)        (68,367)         (8,382)
        Provision for loan losses                                                 247,000          66,000         120,000
        Amortization and accretion of investment securities                        11,991          14,453           5,311
        Gain on sale of securities                                                (29,763)        (47,800)        (16,000)
        Loss on sale of other real estate                                              --          33,980              --
        Gain on sale of bank premises and equipment                               (26,975)        (14,181)         (7,500)
        Changes in operating assets and liabilities:
           Increase in accrued interest receivable                               (146,746)        (42,290)         (8,559)
           Decrease in prepaid expenses                                             7,675          11,596          10,220
           Increase in accrued expenses                                            90,790         126,385          94,609
           Net change in other operating assets and liabilities                   (45,154)         23,801          (4,983)
                                                                         -------------------------------------------------
              NET CASH PROVIDED BY OPERATING ACTIVITIES                         1,883,679       1,592,779       1,422,518
                                                                         -------------------------------------------------

INVESTING ACTIVITIES
    Proceeds from maturity of investment securities                             2,364,884       2,884,140        4,280,656
    Proceeds from sale of investment securities                                    78,700          87,800               --
    Purchase of investment securities                                          (7,918,174)     (1,091,887)      (5,906,570)
    Net increase in loans                                                      (4,196,475)     (4,261,535)      (5,206,977)
    Proceeds from the sale of bank premises and equipment                          98,561          19,750            7,500
    Capital expenditures                                                          (93,478)       (266,074)         (88,528)
    (Increase) decrease in other assets                                            (8,530)         26,319           15,897
    Purchase of other real estate                                                 (12,045)             --               --
                                                                         -------------------------------------------------
              NET CASH USED IN INVESTING ACTIVITIES                            (9,686,557)     (2,601,487)      (6,898,022)
                                                                         -------------------------------------------------

FINANCING ACTIVITIES
    Net increase (decrease) in deposits                                         9,132,720        (834,468)       7,195,287
    Dividends paid                                                               (201,250)       (171,000)        (114,000)
    Redemption of common stock                                                         --              --          (10,002)
    Net proceeds from issuance of common stock                                     62,500              --               --
                                                                         -------------------------------------------------
              NET CASH PROVIDED BY (USED IN) FINANCING
                  ACTIVITIES                                                  $ 8,993,970    $ (1,005,468)     $ 7,071,285
                                                                         -------------------------------------------------

                                  (Continued)

COMMUNITY BANKSHARES INCORPORATED

Years Ended December 31, 1995, 1994 and 1993


                                                                                  1995             1994            1993
---------------------------------------------------------------------------------------------------------------------------
                  INCREASE (DECREASE) IN CASH AND CASH
                     EQUIVALENTS                                              $ 1,191,092    $ (2,014,176)    $ 1,595,781

Cash and cash equivalents, beginning                                            4,726,432       6,740,608       5,144,827
                                                                         --------------------------------------------------

Cash and cash equivalents, ending                                             $ 5,917,524    $  4,726,432     $ 6,740,608
                                                                         ==================================================


Supplemental Disclosure Of Cash Flow Information
    Interest paid                                                             $ 2,807,649    $  2,204,327     $ 2,235,248
                                                                         ==================================================
    Income taxes paid                                                         $   923,836    $    663,000     $   583,601
                                                                         ==================================================

Supplemental Disclosure Of Noncash Investing
    Activities
        Acquisition of other real estate:
           Purchase price                                                     $   229,027    $         --     $        --
           Reduction of loans                                                    (216,982)             --              --
                                                                         --------------------------------------------------
              CASH PAID TO ACQUIRE OTHER REAL ESTATE                          $    12,045    $         --     $        --
                                                                         ==================================================

        Sale of other real estate:
           Sales price, net of closing cost                                   $    35,000    $    131,235     $        --
           Increase in loans                                                      (35,000)       (131,235)             --
                                                                         --------------------------------------------------
              CASH PROCEEDS FROM SALE OF OTHER REAL ESTATE                    $              $         --     $        --
                                                                         ==================================================



See Notes to Consolidated Financial Statements.

COMMUNITY BANKSHARES INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  SIGNIFICANT ACCOUNTING POLICIES

Nature of operations: Community Bankshares Incorporated is a one bank holding company headquartered in Petersburg, Virginia. The Corporation's subsidiary, The Community Bank, provides a variety of financial services to individuals and corporate customers from its four branches located throughout Southside Virginia.

The Community Bank's subsidiary, Community Title Insurance Agency, Inc., is a corporation organized under the laws of the Commonwealth of Virginia. The Company's primary purpose is to own a partnership interest in a title insurance company.

Consolidation and basis of financial statement presentation: The accompanying consolidated financial statements include the accounts of Community Bankshares Incorporated, and its subsidiary, The Community Bank, including its subsidiary, Community Title Insurance Agency, Inc. All significant intercompany transactions and balances have been eliminated in consolidation.

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the consolidated financial statements, management uses estimates and assumptions. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. A substantial portion of the Corporation's loans are secured by real estate in local markets. In addition, foreclosed real estate is located in this same market. Accordingly, the ultimate collectibility of a substantial portion of the Corporation's loan portfolio and the recovery of a substantial portion of the carrying amount of foreclosed real estate are susceptible to changes in local market conditions.

While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Corporation's allowances for losses on loans and foreclosed real estate. Such agencies may require the Corporation to recognize additions to the allowances based on their judgments about information available to them at the time of their examination.

Cash and cash equivalents: For purposes of reporting the consolidated statements of cash flows, the Corporation includes cash on hand, amounts due from banks, federal funds sold and all highly liquid debt instruments purchased with a maturity of three months or less as cash and cash equivalents on the accompanying consolidated balance sheets. Cash flows from deposits and loans are reported net.

The Bank maintains amounts due from banks which, at times, may exceed federally insured limits. The Bank has not experienced any losses in such accounts.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Accounting change and securities: Effective January 1, 1994, the Corporation adopted Statement of Financial Accounting Standards ("SFAS") No. 115, Accounting for Certain Investments in Debt and Equity Securities. This Statement establishes accounting and reporting standards for investments in debt securities and investments in equity securities that have readily determinable fair values. SFAS No. 115 requires that securities be classified as either Held to Maturity, Available for Sale, or Trading.

Securities are classified as held to maturity when management has the positive intent and the Bank has the ability at the time of purchase to hold them until maturity. These securities are carried at cost adjusted for amortization of premium and accretion of discount, computed by the straight-line method over their contractual lives. If the interest method of accounting for amortization of premiums and accretion of discounts was used, it would not have a material effect on the consolidated financial statements. Gains and losses on the sale of such securities are determined by the specific identification method.

Securities to be held for indefinite periods of time and not intended to be held to maturity or on a long-term basis are classified as available for sale and accounted for at market value on an aggregate basis. These include securities used as part of the Bank's asset/liability management strategy and may be sold in response to changes in interest rates, prepayment risk, the need or desire to increase capital, to satisfy regulatory requirements and other similar factors. Unrealized gains or losses are reported as increases or decreases in stockholders' equity, net of the related deferred tax effect. Realized gains and losses of securities available for sale are included in net securities gains (losses) based on the specific identification method.

Trading securities, which are generally held for the short term in anticipation of market gains, are carried at fair value. Realized and unrealized gains and losses on trading account assets are included in interest income on trading account securities. The Corporation held no trading securities during the years ended December 31, 1995, 1994, and 1993.

Accounting change and loans and allowance for loan losses: Loans are stated at the amount of unpaid principal, reduced by unearned discount and fees and an allowance for possible loan losses.

Unearned interest on discounted loans is amortized to income over the life of the loans, using the interest method. For all other loans, interest is accrued daily on the outstanding balances.

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. The allowance is increased by provisions charged to operating expense and reduced by net charge-offs. The Bank makes periodic credit reviews of the loan portfolio and considers current economic conditions, historical loss experience, review of specific problem loans and other factors in determining the adequacy of the allowance balance.

Loan origination and commitment fees and certain direct loan origination costs are being deferred and the net amount amortized as an adjustment of the related loan's yield. The Bank is generally amortizing these amounts over the average contractual life.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Effective January 1, 1995, the Corporation adopted the SFAS No. 114, Accounting by Creditors for Impairment of a Loan. This Statement, as amended by SFAS No. 118, generally requires impaired loans to be measured on the present value of expected future cash flows discounted at the loan's effective interest rate or as an expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. A loan is impaired when it is probable the creditor will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement. The Bank does not aggregate loans for risk classification.

Loans, including impaired loans, are generally classified as nonaccrual if they are past due as to maturity or payment of principal or interest for a period of more than 90 days, unless such loans are well secured and in the process of collection. Loans that are on a current payment status or past due less than 90 days may also be classified as nonaccrual if repayment in full of principal and/or interest is in doubt. Loans may be returned to accrual status when all principal and interest amounts contractually due are reasonably assured of repayment.

When a loan is classified as nonaccrual, all interest receivable on that particular loan is charged back to income at that time. When the future collectibility of the recorded loan balance is expected, interest income may be recognized on a cash basis. On charged-off loans, cash receipts in excess of the amount charged to the allowance for loan losses is recognized as income on the cash basis.

The basic policy of the Bank is to charge off loans when the loss can be readily determined. Changes in the allowance for loan losses relating to impaired loans are charged or credited to the provision for loan losses.

Bank premises and equipment: Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

                                             Years
                                             ------

Buildings and improvements                   5 - 50
Furniture and fixtures                       3 - 20


Foreclosed properties: Foreclosed properties represents real estate held for resale acquired through foreclosure or other proceedings. Foreclosed properties are held for sale and are recorded at the lower of the recorded amount of the loan or fair value of the properties less estimated costs of disposal. Any write-down to fair value at the time of foreclosure is charged to the allowance for loan losses. Property is evaluated regularly to ensure the recorded amount is supported by its current fair value and valuation allowances to reduce the carrying amount to fair value less estimated costs to dispose are recorded as necessary and are charged to expense.

Income taxes: The provision for income taxes relates to items of revenue and expenses recognized for financial accounting purposes during each of the years. The actual current tax liability may be more or less than the charge against earnings due to the effect of deferred income taxes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. As explained in Note 6 to the consolidated financial statements, during the year ended December 31, 1993, the Corporation changed its method of accounting for deferred income taxes.

Earnings per share: All per share calculations are based on the weighted average number of shares outstanding of common and common equivalent shares during each year. Calculations are based on 1,208,672 shares outstanding in 1995, 1,195,026 shares outstanding in 1994, and 1,140,076 shares outstanding in 1993.

Current accounting developments: The Financial Accounting Standards Board has issued two Statements, SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of and SFAS No. 123, Accounting for Stock-Based Compensation. The accounting requirements for these Statements are effective for fiscal years beginning after December 15, 1995. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Bank will estimate future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows is less than the carrying amount of the asset, an important loss is recognized. Otherwise, an impairment loss is not recognized.

SFAS No. 123 establishes financial accounting and reporting standards for stock-based employee compensation plans. Those plans include all arrangements by which employees receive shares of stock or other equity instruments of the employer or the employer incurs liabilities to employees in amounts based on the price of the employer's stock. This Statement provides a fair value based method to measure compensation cost at the grant date based on the value of the award and is recognized over the service period.

The Bank intends to adopt SFAS No. 121 and No. 123 beginning January 1, 1996, and anticipates no material effect on its results of operations upon the adoption of these Statements.

Reclassifications: Various items in the consolidated balance sheet at December 31, 1994 have been reclassified to conform to the classifications used at December 31, 1995.

Various items in the consolidated statements of income and cash flows for the years ended December 31, 1994 and 1993 have been reclassified to conform to the classifications used at December 31, 1995. These reclassifications have no effect on net income.

NOTE 2.  RESTRICTIONS ON CASH AND CASH EQUIVALENTS

The Bank is required to maintain average reserve and clearing balances in cash with the Federal Reserve Bank. The total of these balances, after receiving credit for vault cash on hand, was approximately $51,000 and $29,000 at December 31, 1995 and 1994, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3.  SECURITIES

The amortized cost and estimated market value of securities available for sale at December 31, 1995 and 1994 were:


                                                    DECEMBER 31, 1995
                               ------------------------------------------------------------
                                                     GROSS         GROSS         ESTIMATED
                                    AMORTIZED     UNREALIZED     UNREALIZED       MARKET
                                      COST           GAINS         LOSSES          VALUE
                               ------------------------------------------------------------
Obligations of:
    U. S. Agency                   $ 1,583,185    $   34,417    $   (6,006)    $ 1,611,596
    Other securities                   141,050            --            --         141,050
                               ------------------------------------------------------------
                                   $ 1,724,235    $   34,417    $   (6,006)    $ 1,752,646
                               ============================================================


                                                    December 31, 1994
                               ------------------------------------------------------------
                                                     Gross         Gross        Estimated
                                    Amortized     Unrealized    Unrealized       Market
                                      Cost           Gains        Losses          Value
                               ------------------------------------------------------------
Obligations of:
    U. S. Agency                  $    801,937    $    3,942    $  (29,916)    $   775,963
    Other securities                   189,988         3,262            --         193,250
                               ------------------------------------------------------------
                                  $    991,925    $    7,204    $  (29,916)    $   969,213
                               ============================================================


The amortized cost and estimated market values of securities available for sale at December 31, 1995, by expected maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                    ESTIMATED
                                                   AMORTIZED          MARKET
                                                     COST             VALUE
                                                 ------------------------------

Due in one year or less                           $        --      $        --
Due after one year but less than five years                --               --
Due after five years but less than ten years          289,129          287,428
Due after ten years                                 1,435,106        1,465,218
                                                 ------------------------------
                                                  $ 1,724,235      $ 1,752,646
                                                 ==============================

Proceeds from sales of securities available for sale were $78,700 and $87,800 during 1995 and 1994, respectively, resulting in gross gains of $29,763 and $47,800 and no losses. There were no proceeds from sale of securities during 1993. No gross gains or losses were realized during the year ended December 31, 1993.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The amortized cost and estimated fair value of securities being held to maturity at December 31 were:



                                                     DECEMBER 31, 1995
                               ----------------------------------------------------------------
                                                      GROSS          GROSS         ESTIMATED
                                    AMORTIZED       UNREALIZED     UNREALIZED        MARKET
                                       COST           GAINS          LOSSES          VALUE
                               ----------------------------------------------------------------
Obligations of:
    U. S. Agency                   $ 12,358,741      $ 129,640     $  (81,696)    $ 12,406,685
                               ================================================================

                                                     December 31, 1994
                               ----------------------------------------------------------------
                                                      Gross          Gross         Estimated
                                    Amortized       Unrealized     Unrealized        Market
                                       Cost           Gains          Losses          Value
                               ----------------------------------------------------------------
Obligations of:
    U. S. Agency                   $  7,598,690      $   8,135     $ (503,354)    $  7,103,471
                               ================================================================


The amortized cost and estimated market values of securities being held to maturity at December 31, 1995, by expected maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                      ESTIMATED
                                                    AMORTIZED          MARKET
                                                      COST             VALUE
                                                 -------------------------------

Due in one year or less                           $         --     $         --
Due after one year but less than five years            451,863          460,133
Due after five years but less than ten years         1,125,048        1,129,144
Due after ten years                                 10,781,830       10,817,408
                                                 -------------------------------
                                                  $ 12,358,741     $ 12,406,685
                                                 ===============================


Securities with an amortized cost of $1,350,495 and $1,632,340 at December 31, 1995 and 1994, respectively, and a market value of $1,330,647 and $1,500,693 at December 31, 1995 and 1994, respectively, were pledged to secure public deposits and for other purposes as required by law.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 4.  LOANS

Major classifications of loans are summarized as follows:

                                                          December 31,
                                            ----------------------------------
                                                     1995             1994
                                            ----------------------------------

Commercial                                       $  6,304,047    $  6,702,335
Installment                                         4,362,203       4,524,976
Real estate                                        56,500,916      52,266,324
                                            ----------------------------------
                                                   67,167,166      63,493,635
Less unearned discount                             (1,148,964)     (1,280,514)
                                            ----------------------------------
                                                   66,018,202      62,213,121
Allowance for loan losses                            (762,479)       (724,891)
                                            ----------------------------------
    Loans, net                                   $ 65,255,723    $ 61,488,230
                                            ==================================


An analysis of the transactions in the allowance for loan losses is given below:

                                                       Years Ended
                                                       December 31,
                                         -------------------------------------
                                            1995          1994         1993
                                         -------------------------------------

Balance, beginning of year                $ 724,891    $ 608,050    $ 568,849
Loans charged off                          (243,934)     (61,774)    (122,452)
Recoveries credited to reserve               34,522      112,615       41,653
Provision charged to operations             247,000       66,000      120,000
                                         -------------------------------------
Balance, end of year                      $ 762,479    $ 724,891    $ 608,050
                                         =====================================


At December 31, 1995, the Bank had loans totaling approximately $426,000 for which impairment had been recognized. The allowance for loan losses related to these loans totaled approximately $174,000 at December 31, 1995. At December 31, 1995 and 1994, the Bank had nonaccrual loans of approximately $280,000 and $564,000, respectively. If interest on these loans had been recognized at the original interest rates, interest income would have increased approximately $12,000 and $2,000 in 1995 and 1994, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 5.  BANK PREMISES AND EQUIPMENT

Major classifications of bank premises and equipment are summarized as follows:

                                                      December 31,
                                             -------------------------------
                                                     1995            1994
                                             -------------------------------

Land                                             $   231,470   $    275,040
Bank premises                                      1,010,126      1,079,903
Furniture and equipment                            1,486,261      1,484,816
                                             -------------------------------
                                                   2,727,857      2,839,759
Less accumulated depreciation                      1,703,001      1,671,786
                                             -------------------------------
                                                 $ 1,024,856   $  1,167,973
                                             ===============================


NOTE 6.  INCOME TAXES

Effective January 1, 1993, the Corporation adopted SFAS No. 109, Accounting for Income Taxes. As explained in Note 1, SFAS No. 109 adopts a liability method that requires the recognition of deferred tax assets and liabilities for the expected future consequences of events that have been recognized in the Corporation's financial statements or tax returns. In estimating future tax consequences, SFAS No. 109 generally considers all expected future events other than enactments of changes in tax laws or rates. Previously, the Corporation used a liability method under SFAS No. 96, but that method gave no recognition to future events other than the recovery of assets and settlement of liabilities at their reported amounts.

The cumulative effect of adopting SFAS No. 109 at the beginning of 1993 was deemed to be immaterial and is included in the income tax provision for the year ended December 31, 1993.

The components of the income tax provision for the years ended December 31, 1995, 1994 and 1993 are as follows:

                                   1995          1994          1993
                           -------------------------------------------
Currently payable               $ 870,386     $ 728,386     $ 574,935
Deferred                          (14,294)      (68,367)       (8,382)
                           -------------------------------------------
                                $ 856,092     $ 660,019     $ 566,553
                           ===========================================


A reconciliation of the expected income tax expense computed at 34 percent to the income tax expense included in the consolidated statements of income is as follows:


                                                                              Years Ended
                                                                              December 31,
                                                                ------------------------------------------
                                                                      1995          1994          1993
                                                                ------------------------------------------
Tax provision computed by applying current Federal
    income tax rates to income before income taxes                  $ 842,890     $ 670,491     $ 559,459
Other                                                                  13,202       (10,472)        7,094
                                                                ------------------------------------------
                                                                    $ 856,092     $ 660,019     $ 566,553
                                                                ------------------------------------------


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The deferred income taxes result from timing differences in the recognition of certain income and expense items for tax and financial reporting purposes. The sources of these timing differences and their related tax effect are as follows:

                                                                                      Years Ended
                                                                                      December 31,
                                                                      ----------------------------------------
                                                                            1995          1994          1993
                                                                      ----------------------------------------
Difference between the depreciation methods
    used for financial statements and for income
    tax purposes                                                          $ 11,992      $ (3,590)    $ (2,812)
Difference between loan loss provision charged
    to operating expense and the bad debt deduction
    taken for income tax purposes                                          (10,539)      (41,966)     (11,153)
Accretion of discount recognized on financial
    statements but not recognized for income tax
    purposes until realized                                                    708           749        2,192
Other timing differences                                                        --            --        3,391
Deferred compensation                                                      (16,455)      (23,560)          --
                                                                      ----------------------------------------
                                                                          $(14,294)     $(68,367)    $ (8,382)
                                                                      ========================================


Net deferred tax assets consist of the following components as of December 31:


                                                                   1995          1994
                                                            ----------------------------
Deferred tax assets:
    Allowance for loan losses                                   $ 206,999     $ 196,460
    Deferred compensation                                          42,936        26,481
    Property and equipment                                             --         4,131
    Unrealized loss on available for sale securities                   --         7,722
                                                            ----------------------------
                                                                $ 249,935     $ 234,794
                                                            ----------------------------

Deferred tax liabilities:
    Investment securities                                       $   9,669     $   8,961
    Property and equipment                                          7,861            --
    Unrealized gain on available for sale securities                9,660            --
                                                            ----------------------------
                                                                $  27,190     $   8,961
                                                            ----------------------------

Net deferred tax assets (included in other assets)              $ 222,745     $ 225,833
                                                            ============================

During the year ended December 31, 1994, management decreased its deferred tax asset valuation allowance by $17,000 due to management's expectations of future tax benefits.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7.  DEFERRED COMPENSATION AGREEMENTS

The Bank has adopted deferred compensation agreements for certain officers providing for payments upon retirement, death or disability. These agreements consist of individual contracts with specific terms determined on an individual-by-individual basis. The estimated actuarial values of the benefits are being charged to operations over the period from the effective dates of each agreement to the normal retirement dates of the officers.

The amount charged to operations in 1995, 1994 and 1993, was $44,201, $20,412 and $18,168, respectively.

These agreements do not qualify under the Internal Revenue Code, and therefore tax deductions are allowable only when benefits are paid. Appropriate provision has been made for deferred income taxes associated with the deferred compensation liability.

The lives of the officers for which deferred compensation agreements have been adopted have been insured for amounts sufficient to discharge the obligations thereunder.

Subsequent to the year end, the Board of Directors voted to cancel all individual contracts that were not vested as of December 31, 1995. In addition, the Board voted to accelerate the liquidation of the vested contract by making full and complete payment by January 31, 1996. Accordingly, the present value of such payment has been accrued and reflected in the accompanying financial statements.

NOTE 8.  EMPLOYEE STOCK OWNERSHIP PLAN WITH 401(K) PROVISIONS

Effective January 1, 1993, the Corporation established an Employee Stock Ownership Plan with 401(K) provisions by restating, amending and consolidating the Employee Stock Ownership Plan originally effective January 1, 1987, and the Profit-Sharing and Thrift Plan originally effective December 31, 1981. All participants of the pension plans are eligible to participate. Thereafter, each employee will become eligible to participate in the plan on the first anniversary date, December 31, following their initial date of service. The employee must be at least 18 years old and be employed in a full-time position requiring at least 1,000 hours of service for the plan year ending on that anniversary date. The Corporation matches 75% of employee contributions up to 5% of the participant's compensation. Annual contributions to the ESOP are made at the discretion of the Board of Directors.

During the year ended December 31, 1995, the ESOP purchased additional shares through the proceeds of a $365,000 direct bank loan. The shares purchased were pledged as collateral for its debt. As the debt is repaid, shares are released and allocated to participants. The Company accounts for its ESOP in accordance with Statement of Position 93-6. Accordingly, the shares pledged are reported as unearned ESOP shares in the balance sheet. As shares are released, the Company reports compensation expense equal to the current market price of the shares, and the shares then become outstanding for earnings per share (EPS) computation. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings. Dividends on unallocated ESOP shares are recorded as a reduction of debt and interest or as compensation costs if paid to participants or added to their accounts. There were no dividends paid during 1995 after the leveraged transaction occurred.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Compensation expense for the 401(k) match and the ESOP was $105,000, $90,000 and
$72,000  for  the  three  years  ended   December  31,  1995,   1994  and  1993,
respectively. The ESOP shares as of December 31 were as follows:

                                      1995        1994
                                   ----------------------
Allocated Shares                    138,344      135,452
Unreleased                           30,515           --
                                   ----------------------
                                   $168,859     $135,452
                                   ======================
Fair value of unrealeased shares   $404,327     $     --
                                   ======================

NOTE 9. AGREEMENT AND PLAN OF REORGANIZATION

On December 12, 1995, the Board of Directors unanimously voted to enter into an Agreement and Plan of Reorganization (the Plan) with Commerce Bank of Virginia to combine their businesses. Commerce Bank of Virginia is a Virginia state bank with its principal office located in Richmond, Virginia. The combination of the two companies will be consummated through a Share Exchange under Virginia law. Under the terms of the Plan, Commerce Bank of Virginia would become a wholly-owned subsidiary of Community Bankshares Incorporated. For each share owned, the shareholders of Commerce Bank of Virginia would receive 1.4044 shares of stock of Community Bankshares Incorporated. It is anticipated that the transaction will qualify for and be accounted for as a pooling of interests. The stockholders of Community Bankshares Incorporated and Commerce Bank of Virginia will be asked to consider and vote on the proposed Plan at their Annual Meetings. If adopted by the shareholders, it is anticipated that the transaction will become effective late in the second quarter of 1996. The proposed transaction is subject to approval by regulatory authorities.

If the transaction had been consummated prior to December 31, 1995, the accompanying financial statements would have included the financial position and results of operations of Commerce Bank of Virginia. Interest income, net income, and net income per share for the three years ended December 31, 1995 would have been as follows:


                                                               1995           1994          1993
                                                           ------------------------------------------
                                                             (in thousands, except per share data)
Interest income                                               $ 12,682      $ 8,615       $ 7,451
Net income                                                    $  2,355      $ 1,799       $ 1,375
Earnings per common and common equivalent share               $   1.27      $  1.00       $  0.79
Earnings per common share, assuming full dilution             $   1.27      $  1.00       $  0.79


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10.  EMPLOYMENT CONTRACT

The Corporation has entered into an employment contract with Mr. Nathan S. Jones 3rd its President and Chief Executive Officer through June 30, 1998. The contract will renew for successive terms of one year each if it is not expressly terminated by either of the parties. The contract provides for a minimum annual salary, adjusted at the discretion of the Board of Directors. If, during the term of the contract, the Corporation terminates Mr. Jones' employment without cause, the Corporation must continue Mr. Jones' salary and benefits for six months. In addition, the contract provides for increased severance pay if Mr. Jones' employment terminates within three years after a change in control of the Corporation. As of December 31, 1995, the cash amount payable to Mr. Jones if his employment was terminated after a change in control would be approximately $360,000.

NOTE 11.  INCENTIVE COMPENSATION PLANS

During 1993, a Cash Incentive Plan was established for certain employees and directors of the Bank. The Plan sets forth predetermined award pools for each group of participants. The level of the award pool is dependent upon the Bank attaining certain returns on average assets for the year. The amounts awarded under the Plan for the years ended December 31, 1995, 1994 and 1993 were $146,294, $151,860, and $105,487, respectively.

NOTE 12.  INCENTIVE STOCK OPTION AND NONSTATUTORY STOCK OPTION PLAN

During 1993, the Board of Directors adopted a Stock Plan that provides for the grant of Incentive Stock Options and the grant of Nonstatutory Stock Options and Stock Appreciation Rights. This Plan was adopted to encourage key officers and directors to acquire or to increase their acquisition of the Company's common stock, thus increasing their personal and proprietary interest in the Company's continued success. Options may be exercised from date of grant through the period ending July 20, 2003 and October 18, 2004 for Grants A and B, respectively.


                                                                          Shares Under Option
                                                         -------------------------------------------------------
                                                                    1995                       1994
                                                         -------------------------------------------------------
                                                            GRANT A      GRANT B       Grant A       Grant B
                                                         -------------------------------------------------------
Outstanding, beginning of year                              170,000       10,000       170,000            --
    Granted during year at $9.75                                 --           --            --        10,000
    Exercised during year at $6.25                          (10,000)          --            --            --
                                                         -------------------------------------------------------
Outstanding, end of year (Grant A $6.25,
    Grant B $9.75)                                          160,000       10,000       170,000        10,000
                                                         =======================================================


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13.  LIFE INSURANCE

The Bank is owner and designated beneficiary on life insurance in the face amount of $3,109,000 maintained on certain of its officers and directors. At December 31, 1995, the cash surrender value of these policies was $481,847 which is included in other assets.

During the third quarter of 1994, the Bank was notified that the life insurance carrier for the above policies, Confederation Life Insurance Company, had been placed under regulatory control. Regulators have said that the insurance company will continue to pay claims made; however, it will restrict access to cash value until further notice. Rehabilitators and management are of the opinion that no losses will occur as a result of the insurance company's rehabilitation and accordingly, a provision for possible losses due to asset impairment is not reflected in the accompanying financial statements.

NOTE 14.  FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, Disclosures about Fair Value of Financial Instruments, requires corporations to disclose the fair value of its financial instruments, whether or not recognized in the balance sheet, where it is practical to estimate that value.

Fair value estimates made as of December 31, 1995 are based on relevant market information about the financial instruments. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Corporation's entire holding of a particular financial instrument. In cases where quoted market prices are not available, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts reported in the balance sheets for cash and short-term instruments approximate those assets' fair values.

Securities available for sale and investment securities: Fair values were based on quoted market prices, where available. If quoted market prices were not available, fair values were based on quoted market prices of comparable instruments.

Loans: The carrying values, reduced by estimated inherent credit losses, of variable-rate loans and other loans with short-term characteristics were considered fair values. For other loans, the fair market values were calculated by discounting scheduled future cash flows using current interest rates offered on loans with similar terms adjusted to reflect the estimated credit losses inherent in the portfolio.

Accrued interest receivable and accrued interest payable: The carrying amounts reported in the balance sheets for accrued interest receivable and accrued interest payable approximate their fair values.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deposit liabilities: The fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, NOW, savings, and money market deposits, was, by definition, equal to the amount payable on demand as of December 31, 1995. The fair value of certificates of deposit was based on the discounted value of contractual cash flows, calculated using the discount rates that equaled the interest rates offered at the valuation date for deposits of similar remaining maturities.

The following is a summary of the carrying amounts and estimated fair values of the Corporation's financial assets and liabilities to include off-balance sheet financial instruments as December 31, 1995:


                                                                              CARRYING          ESTIMATED
                                                                               AMOUNT          FAIR VALUE
                                                                         -----------------------------------
FINANCIAL ASSETS:
    Cash and due from banks, noninterest bearing                           $  3,636,524      $  3,636,524
    Federal funds sold and other short-term investments                       2,281,000         2,281,000
    Securities available for sale                                             1,752,646         1,752,646
    Investment securities                                                    12,358,741        12,406,685
    Loans, net of reserve for credit losses                                  65,255,723        65,234,223
    Accrued interest receivable                                                 518,555           518,555
Financial liabilities:
    Demand and variable rate deposits                                      $ 41,816,367      $ 41,816,367
    Fixed-rate certificates of deposit                                       35,397,147        35,838,147
    Accrued interest payable                                                    417,782           417,782



At December 31, 1995, the Corporation had outstanding standby letters of credit and fixed and variable rate commitments to extend credit. For fair value, the fixed rate loan commitments were considered based on committed rates versus market rates for similar transactions. Due to market constraints, rates have remained relatively unchanged on these products, therefore, management has determined fair value to be the same as the committed value. Standby letters of credit and variable rate commitments are generally exercisable at the market rate prevailing at the date the underlying transaction will be completed, and therefore, they were deemed to have no current fair market value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15. COMMITMENTS AND CONTINGENCIES

Financial instruments with off-balance-sheet risk:

The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as they do for on-balance-sheet instruments. A summary of the Bank's commitments at December 31, 1995 and 1994 is as follows:

                                                     1995            1994
                                             ---------------------------------

Commitments to extend credit                      $ 7,977,000     $ 4,969,000
Standby letters of credit                           1,474,000       1,422,000
                                             ---------------------------------
                                                  $ 9,451,000     $ 6,391,000
                                             =================================

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. The Bank evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required in instances which the Bank deems necessary.

Concentrations of credit risk:

All of the Bank's loans, commitments to extend credit, and standby letters of credit have been granted to customers within the state and, more specifically, its local geographic area of Virginia. The concentrations of credit by type of loan are set forth in Note 4.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16.  RELATED PARTY TRANSACTIONS

At December 31, 1995, loans to officers and directors and corporations in which officers and directors own a significant interest totaled $1,672,048. All such loans were made in the normal course of business on substantially the same terms, including interest and collateral, as those prevailing at the time for comparable transactions.

An analysis of these related party transactions is as follows:

                                          Balance                                       BALANCE
                                        December 31,                                  DECEMBER 31,
                                           1994         Additions     Repayments         1995
                                    --------------------------------------------------------------
Directors                               $ 1,328,776     $ 379,257      $ 449,033      $ 1,259,000
Officers and Employees                      465,987       429,581        482,521          413,047
                                    --------------------------------------------------------------
                                        $ 1,794,763     $ 808,838      $ 931,554      $ 1,672,047
                                    ==============================================================


NOTE 17.  CAPITAL STOCK AND COMMON STOCK SPLIT

On May 16, 1995, the Corporation changed its authorized capital from 1,000,000 shares of $3 par value common stock to 4,000,000 shares of $3 par value common stock. On July 18, 1995, the Corporation's Board of Directors declared a two for one split of the common stock effected in the form of a 100% stock dividend on the outstanding stock to be distributed on August 31, 1995 to the stockholders of record on July 31, 1995. The par value of the additional shares of common stock was credited to common stock with reductions from surplus and retained earnings.

All references in the accompanying consolidated financial statements to the number of common shares and per share amounts have been restated to reflect the stock split.

NOTE 18.  REGULATORY CAPITAL REQUIREMENTS

Banking laws and regulations limit the amount of dividends that may be paid without prior approval of the Bank's regulatory agency. Under that limitation, the Bank could have declared additional dividends of approximately $3,567,000 to the Corporation in 1995.

Banking regulations also require the Bank to maintain certain minimum capital levels in relation to its assets. Capital is measured using a leverage ratio as well as based on risk-weighting assets according to regulatory guidelines. A comparison of the Bank's actual regulatory capitals as of December 31, 1995 and 1994, with minimum requirements, as defined by regulation, is shown below:

                                                           Actual
                                    Minimum      --------------------------
                                  Requirements        1995         1994
                                  ------------------------------------------

Tier 1 risk-based capital              4.0%          14.94%       14.40%
Total risk-based capital               8.0%          16.10%       15.65%
Leverage ratio                         3.0%          11.08%       11.11%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19.  PARENT CORPORATION

Financial statements for Community Bankshares Incorporated (not consolidated) are presented below.

COMMUNITY  BANKSHARES  INCORPORATED
(Parent Corporation Only)
Balance  Sheets
December 31, 1995 and 1994


ASSETS                                                                            1995             1994
----------------------------------------------------------------------------------------------------------
    Cash                                                                     $     82,075     $    45,361
    Investment in subsidiary                                                   10,062,714       8,505,651
    Investment securities available for sale                                           --          52,200
    Other assets                                                                    5,000           5,000
                                                                        ----------------------------------
              TOTAL ASSETS                                                   $ 10,149,789     $ 8,608,212
                                                                        ==================================

LIABILITIES AND STOCKHOLDERS' EQUITY
    Liabilities:
        Guaranteed debt of Employee Stock Ownership Trust                    $    330,000     $        --
        Other liabilities                                                          36,002          12,412
                                                                        ----------------------------------
              TOTAL LIABILITIES                                                   366,002          12,412
                                                                        ==================================

    Stockholders' equity:
        Common stock, par value $3 per share, authorized
           4,000,000 shares; issued 1995 1,150,000 shares;
           1994 1,140,000 shares                                                3,450,000       1,710,000
        Surplus                                                                        --         988,932
        Retained earnings                                                       6,645,036       5,911,858
        Net unrealized gain (loss) on available for sale
           securities, net of taxes                                                18,751         (14,990)
                                                                        ----------------------------------
                                                                               10,113,787       8,595,800

        Unearned ESOP shares                                                     (330,000)             --
                                                                        ----------------------------------

              TOTAL STOCKHOLDERS' EQUITY                                        9,783,787       8,595,800
                                                                        ----------------------------------

              TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                     $ 10,149,789     $ 8,608,212
                                                                        ==================================


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

COMMUNITY BANKSHARES INCORPORATED
(Parent Corporation Only)
Statements of Income
Years Ended December 31, 1995, 1994 and 1993


                                                                 1995             1994            1993
----------------------------------------------------------------------------------------------------------
Income:
    Dividends from subsidiary                                $   140,000     $    171,000     $   139,000
    Unrealized gain on securities                                     --               --          16,000
    Gain on sale of securities                                    29,763           47,800              --
                                                         -------------------------------------------------
              TOTAL INCOME                                       169,763          218,800         155,000
                                                         -------------------------------------------------

Expenses:
    Professional fees                                             58,353           12,847           6,095
    Supplies                                                       3,782            2,008           1,612
    Taxes, miscellaneous                                             850              850             850
    Other                                                          1,949              324             288
                                                         -------------------------------------------------
              TOTAL EXPENSES                                      64,934           16,029           8,845
                                                         -------------------------------------------------

Income taxes (credits)                                             3,002           10,802          (6,827)
                                                         -------------------------------------------------

              INCOME BEFORE EQUITY IN
                  UNDISTRIBUTED INCOME
                  OF SUBSIDIARY                                  101,827          191,969         152,982

Equity in undistributed income of subsidiary                   1,521,169        1,120,043         925,933
                                                         -------------------------------------------------

              NET INCOME                                     $ 1,622,996      $ 1,312,012     $ 1,078,915
                                                         =================================================


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

COMMUNITY BANKSHARES INCORPORATED
(Parent Corporation Only)
Statements of Changes in Stockholders' Equity
Years Ended December 31, 1995, 1994 and 1993

                                                                                                     Unrealized
                                                                                                     Securities      Unearned
                                                    Capital                           Retained         Gain           ESOP
                                                     Stock          Surplus           Earnings        (Loss)         Shares
-------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1993                          $1,713,000      $   995,934        $3,805,931      $      -      $        -
     Net income for the year ended
        December 31, 1993                                  -                -         1,078,915             -               -
     Cash dividends declared, $.10 per share
        (based on 1,140,000 shares outstanding)            -                -          (114,000)            -               -
     Purchase of 1,000 shares of common stock         (3,000)          (7,002)                -             -               -
                                                  -----------------------------------------------------------------------------

Balance, December 31, 1993                         1,710,000          988,932         4,770,846             -               -
     Net income for the year ended
        December 31, 1994                                  -                -         1,312,012             -               -
     Cash dividends declared, $.15 per share
        (based on 1,140,000 shares outstanding)            -                -          (171,000)            -               -
     Unrealized loss on available for
        sale securities, net                               -                -                 -       (14,990)              -
                                                  -----------------------------------------------------------------------------

Balance, December 31, 1994                         1,710,000          988,932         5,911,858       (14,990)              -
     Issuance of common stock  pursuant to
        exercise of stock options                     15,000           47,500                 -             -               -
     Stock split effected in the form of a 100%
        stock dividend                             1,725,000       (1,036,432)         (688,568)            -               -
     Net income for the year ended
        December 31, 1995                                  -                -         1,622,996             -               -
     Cash dividends declared, $.175 per share
        (based on 1,150,000 shares outstanding)            -                -          (201,250)            -               -
     Unrealized gain on available for sale
        securities, net                                    -                -                 -        33,741               -
     Leveraged ESOP stock purchase                         -                -                 -             -        (365,500)
     Release of ESOP shares                                -                -                 -             -          35,500
                                                  -----------------------------------------------------------------------------
                                                  $3,450,000      $         -        $6,645,036      $ 18,751      $ (330,000)
                                                  =============================================================================


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

COMMUNITY BANKSHARES INCORPORATED
(Parent Corporation Only)
Statements of Cash Flows
Years Ended December 31, 1995, 1994 and 1993



                                                                            1995           1994          1993
                                                                        ---------------------------------------------
OPERATING ACTIVITIES
    Net income                                                          $ 1,622,996    $ 1,312,012    $ 1,078,915
    Adjustments to reconcile net income to net cash
        provided by operating activities:
        Gain on sale of securities                                          (29,763)       (47,800)             -
        Unrealized gain on securities                                             -              -        (16,000)
        Undistributed earnings of subsidiary                             (1,521,169)    (1,120,043)      (925,933)
        Changes in operating assets and liabilities:
           (Increase) decrease in other assets                                    -         10,077         (5,075)
           Increase (decrease) in other liabilities                          24,700         11,303           (486)
                                                                        ---------------------------------------------
              NET CASH PROVIDED BY OPERATING ACTIVITIES                      96,764        165,549        131,421
                                                                        ---------------------------------------------

INVESTING ACTIVITIES
    Proceeds from sale of investment securities                              78,700         87,800              -
    Purchase of investment securities                                             -        (48,938)             -
                                                                        ---------------------------------------------
           NET CASH PROVIDED BY INVESTING ACTIVITIES                         78,700         38,862              -
                                                                        ---------------------------------------------

Cash Flows From Financing Activities
    Redemption of common stock                                                    -              -        (10,002)
    Dividends paid                                                         (201,250)      (171,000)      (114,000)
    Net proceeds from issuance of common stock                               62,500              -              -
                                                                        ---------------------------------------------
           NET CASH USED IN FINANCING ACTIVITIES                           (138,750)      (171,000)      (124,002)
                                                                        ---------------------------------------------

           INCREASE IN CASH                                                  36,714         33,411          7,419

Cash, beginning                                                              45,361         11,950          4,531
                                                                        ---------------------------------------------

Cash, ending                                                            $    82,075    $    45,361    $    11,950
                                                                        =============================================





                       COMMUNITY BANKSHARES INCORPORATED
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

         The following discussion provides information about the major components of the results of operations and financial condition, liquidity and capital resources of Community Bankshares Incorporated. This discussion and analysis should be read in conjunction with the Consolidated Financial Statements and the Notes to Consolidated Financial Statements.

OVERVIEW. Net income for the year ended December 31, 1995 of $1.623 million was an increase of 23.7% over the year ended December 31, 1994. The increase in net income during 1995 reflects primarily an increase in the lending volume and an improvement in the rates earned on interest-earning assets. Earnings per share for the year ended December 31, 1995 was $1.34 up from $1.10 for the year ended December 31, 1994. CBI has shown an increase of 118% in net income over the five years ended December 31, 1995, from $743,000 in 1991 to $1.623 million during 1995. The increase in income over the past five years is attributable to the 49% growth in the loan portfolio. As total assets grew from $60.252 million in 1991 to $88.137 million as of December 31, 1995, net loans grew from $43.667 million to $65.256 million.

                  [GRAPH]                        [GRAPH]

                             (Dollars in thousands)

                         1991     1992     1993     1994     1995
        Net Income         743      846    1,079    1,312    1,623
        Total Assets    60,252   68,686   76,921   77,363   88,137



         The Bank increased net income 21.6% to $1.312 million during 1994 over 1993. This increase was attributable to an increase in the net interest yield and a decrease in the provision for loan losses. Net income during 1993 of $1.079 million was a 27% increase over 1992. On a per share basis, net income was $.95 in 1993.

         The Company's return on average equity and average assets has increased over the past five years. The return on average equity was 17.77% for the year ended December 31, 1995. The return on average equity was 16.25% in 1994, compared to 15.49% for 1993. The return on average assets amounted to 1.91%, 1.69% and 1.48% for the three years ended December 31, 1995, 1994, and 1993, respectively.


NET INTEREST INCOME. Net interest income represents the principal source of earnings for The Community Bank. Net interest income equals the amount by which interest income exceeds interest expense. Changes in the volume and mix of interest-earning assets and interest-bearing liabilities, as well as their respective yields and rates, have a significant impact on the level of net interest income.

         Net interest income increased 18% to $4.472 million in 1995. This increase was attributable to an 11% growth in average earning assets, a larger percentage of total average assets being interest-earning assets and a 10% increase in rates earned on interest-earning assets. The increase in interest-earning assets was due primarily to an increase in the lending volume. During the three years ended December 31, 1995, the Bank has had a consistent increase in loan demand. It is management's belief that the increase in the lending volume is a result of competitive pricing and, most importantly, responsiveness to loan demands. The ability to make a timely loan decision is an operating characteristic that often allows CBI the opportunity to meet the needs of borrowers before their competitors. Rates earned on average assets were 9.28% during 1995 as compared to 8.42% one year earlier. This return was a result of increased rates earned on loans. The Bank is competitive with rates and origination fees charged on loans. However, since 75% of the Bank's loan portfolio may be repriced in one year or less, the Bank may respond quickly to market changes in rates.

          Interest expense for the year ended December 31, 1995 increased 29.5% to $2.890 million from $2.232 million for the year ended December 31, 1994. This increase was due to an increase in rates on interest-bearing liabilities and an 8.09% increase in average interest-bearing liabilities from $57.427 million during 1994 to $62.074 million in 1995. The increase in rates was created by national and regional economic factors. In addition, periodically during 1995 management decided to offer rates on large certificates of deposit at 10 to 15 basis points higher than that of other financial institutions.

         Net interest income was $3.784 million for the year ended December 31, 1994, an increase of 18.7% over the $3.188 million reported in 1993. This increase was partially due to the 7.5% increase in interest-earning assets. Again, the increase in the lending volume was the most significant portion of the increase in average interest-earning assets with a 10.89% increase. Also contributing to the rise in net interest income was the 3.95% increase in the yield on interest-earning assets, which increased from 8.10% to 8.42%. During 1994 interest expense increased by $33,000 to $2.232 million. This small increase was a result of a decline in rates, which offset the effect of a $3.835 million increase in average interest-bearing liabilities. As the rates declined during 1994, many depositors elected not to invest in time deposits and opted for short-term interest-bearing demand deposits which paid a lower rate. Average certificate of deposits decreased 3% or $766,000 at the same time demand interest-bearing liabilities increased 15.5% or $4.445 million. This change in the mix of deposits enabled the Bank to reduce its cost of funds for 1994.

         Interest income increased .4% or $21,000 from $5.366 million in 1992 to $5.387 million during 1993. This increase was very insignificant considering average loans increased by $6.669 million or 13.85% during 1993. This increase in volume took place at a time when average rates earned on loans decreased by 9.4%, from 9.40% in 1992 to 8.51% in 1993. Again, the decrease in rates was controlled by national and regional economic factors. The Bank was able to maintain a relatively unchanged interest yield for 1993 by maintaining a deposit mix at lower rates. Interest expense decreased 9.95%, from $2.442 million in 1992 to $2.199 million in 1993. The net interest yield for 1993 was 4.84%, down slightly from 4.92% during 1992.

The following table sets forth CBI's average interest-earning assets (on a tax equivalent basis) and average interest-bearing liabilities, the average yields earned on such assets and rates paid on such liabilities, and the net interest margin, for the periods indicated:


                 AVERAGE BALANCE SHEETS, INTEREST INCOME AND EXPENSE, YIELDS AND RATES


                                                                          Years Ended December 31,
                                    ----------------------------------------------------------------------------------------------
                                               1995                               1994                            1993
                                    ----------------------------------------------------------------------------------------------
                                     Average              Yield/     Average               Yield/    Average               Yield/
                                    Balance (6) Interest  Rate (1)  Balance (6) Interest  Rate (1)  Balance (6) Interest  Rate (1)
                                    ----------------------------------------------------------------------------------------------
                                                                          (Dollars In Thousands)
Assets
Interest-earning assets:
  Securities                       $ 10,937     $   730    6.67%    $ 9,420     $   639    6.78%    $ 8,930     $   663    7.42%
  Federal funds sold                  3,940         276    7.01%        629          29    4.61%      2,158          59    2.73%
  Loans (5)                          64,427       6,356    9.87%     61,425       5,348    8.71%     55,390       4,665    8.42%
                                    ----------------------------------------------------------------------------------------------
Total interest-earning
 assets                            $ 79,304     $ 7,362    9.28%    $71,474     $ 6,016    8.42%    $66,478     $ 5,387    8.10%
                                                 -------                        --------                          ------

Noninterest-earning
 assets:
  Cash and due from banks             4,060                           4,308                           4,375
  Premises and equipment              1,075                           1,147                           1,107
  Other assets                        1,311                           1,541                           1,411
Less allowance for loan losses         (777)                           (688)                           (597)
                                    ---------                      -----------                       -------
      Total                        $ 84,973                         $77,782                         $72,774
                                    =========                      ===========                       =======


Liabilities and Stockholders'
  Equity
Interest-bearing liabilities:
  Money market and NOW
   accounts                        $ 22,436     $   801    3.57%    $24,819     $   811    3.27%    $22,056     $   750    3.40%
  Savings deposits                    7,780         270    3.47%      8,194         265    3.23%      6,512         220    3.38%
  Time deposits                      26,002       1,456    5.60%     19,683         955    4.85%     20,304         970    4.78%
  Large denomination deposits         5,759         357    6.20%      4,541         196    4.32%      4,686         258    5.51%
  Federal funds purchased                97           6    6.19%        190           5    2.63%         34           1    2.94%
                                    ----------------------------------------------------------------------------------------------
                                   $ 62,074     $ 2,890    4.66%    $57,427     $ 2,232    3.89%    $53,592     $ 2,199    4.10%
                                               ---------                         -------                          ------
Noninterest-bearing liabilities:
  Demand deposits                    12,986                          11,690                          11,823
  Other liabilities                     780                             591                             392
                                    --------                        ----------                       --------
                                   $ 75,840                         $69,708                         $65,807

Stockholders' Equity                  9,133                           8,074                           6,967
                                    =======                         ===========                      ========
  Total                            $ 84,973                         $77,782                         $72,774
                                    =======                         ===========                      ========

Net interest
 income/yield
    (2)(3)                                      $ 4,472    5.64%                $ 3,784    5.29%                $ 3,188    4.80%
                                                ========                         =======                          ======

Interest spread (4)                                        4.62%                           4.53%                           4.00%
_______________


   (1) Computed on an annualized fully taxable equivalent basis.
   (2) Net interest income is the difference between income from earning assets and interest expense.
   (3) Net interest yield is net interest income divided by total average earning assets.
   (4) Interest spread is the difference between the average interest rate received on earning assets and the average interest rate paid for interest-bearing liabilities.
   (5) Average loan balances include non-accrual loans.
   (6) Average balances are computed on monthly balances and management believes such balances are representative of the operations of the Bank.

         Interest income and interest expense are affected by changes in both average interest rates and average volumes of interest-earning assets and interest-bearing liabilities. The following table analyzes changes in net interest income attributable to changes in the volume of interest-bearing assets and liabilities compared to changes in interest rates. Nonaccruing loans are included in average loans outstanding. The change in interest due to both rate and volume has been allocated to change due to volume and change due to rate in proportion to the relationship of the absolute dollar amounts of the change in each.



                                            VOLUME AND RATE ANALYSIS

                                                        Years Ended December 31,
                           -------------------------------------------------------------------------------------------------------
                                1995 vs. 1994                 1994 vs. 1993                 1993 vs. 1992
                             Increase (decrease)           Increase (decrease)          Increase (decrease)
                              Due to changes in:            Due to changes in:           Due to changes in:
                          --------------------------------------------------------------------------------------------------------
                           Volume    Rate    Total         Volume    Rate    Total       Volume    Rate    Total
                          --------------------------------------------------------------------------------------------------------
                                                                (Dollars in thousands)
Increase (decrease) in:
 Interest income:
  Investment Securities,
   taxable                 $ 101     $ (10)  $   91        $  35     $ (59)  $ (24)      $   4     $ (96)  $ (92)
  Federal funds sold         225        22      247          (56)       26     (30)         (7)      (19)    (26)
  Loans                      338       670    1,008          517       167     684         592      (454)    138
                          ----------------------------------------------------------------------------------------
                           $ 664     $ 682   $1,346        $ 496     $ 134   $ 630       $ 589     $(569)  $  20
                          ----------------------------------------------------------------------------------------

Interest expense:
 Savings and time
  deposits                 $ 195     $ 462   $  657        $ 145     $(116)  $  29       $ 210     $(453)  $(243)
 Federal funds purchased      (3)        4        1            5         -       5           -         -       -
                          ----------------------------------------------------------------------------------------
                           $ 192     $ 466   $  658        $ 150     $(116)  $  34       $ 210     $(453)  $(243)
                          ----------------------------------------------------------------------------------------


Net interest income        $ 472     $ 216   $  688        $ 346     $ 250   $ 596       $ 379     $(116)  $(263)
                          ========================================================================================


INTEREST SENSITIVITY. An important element of both earnings performance and the maintenance of sufficient liquidity is management of the interest sensitivity gap. The interest sensitivity gap is the difference between interest-sensitive assets and interest-sensitive liabilities in a specific time interval. The gap can be managed by repricing assets or liabilities, by replacing an asset or liability at maturity or by adjusting the interest rate during the life of an asset or liability. Matching the amounts of assets and liabilities repricing in the same interval helps to hedge the risk and minimize the impact on net interest income in periods of rising or falling interest rates.

         The objective of interest sensitivity management is to provide flexibility in controlling the response of both rate-sensitive assets and liabilities to wide and frequent fluctuations in market rates of interest so that the effect of such swings on net interest income is minimized. The most important part of this objective is to maximize earnings while keeping risks within defined limits. To reduce the impact of changing interest rates as much as possible, CBI attempts to keep a large portion of its interest-sensitive assets and liabilities in generally shorter maturities, usually one year or less. This allows CBI the opportunity to adjust interest rates as needed to react to the loan and deposit market conditions.

     Management evaluates interest sensitivity through the use of a static gap model on a monthly basis and then formulates strategies regarding asset generation and pricing, funding sources and pricing, and off-balance sheet commitments in order to decrease sensitivity risk. These strategies are based on management's outlook regarding interest rate movements, the state of the regional and national economies and other financial and business risk factors. In addition, the Company establishes prices for deposits and loans based on local market conditions and manages its securities portfolio with policies set by itself.

        The following tables present CBI's Interest Rate Sensitivity Analysis as of December 31, 1995 and 1994:


                                            INTEREST RATE SENSITIVITY ANALYSIS

                                                        December 31, 1995
                                  --------------------------------------------------------------
                                    Within        4-12         1-5         Over
                                   3 Months      Months       Years       5 Years       Total
                                  --------------------------------------------------------------
                                                        (Dollars in thousands)
Interest-Earning Assets:
 Federal funds sold                $  2,281     $     -      $     -     $     -       $ 2,281
 Investment securities                    -           -          452      13,659        14,111
 Loans                               25,441      25,257       15,320           -        66,018
                                  --------------------------------------------------------------
Total interest-earning assets      $ 27,772     $25,257      $15,772     $13,659       $82,410
                                  --------------------------------------------------------------

Interest-Bearing Liabilities:
 Deposits:
  Demand                           $ 21,514     $     -      $     -     $     -       $21,514
  Savings                             7,409           -            -           -         7,409
  Time deposits, $100,000 and over    1,972       2,275        2,686           -         6,933
  Other time deposits                 7,319      10,685       10,666           4        28,674
                                  --------------------------------------------------------------
Total interest-bearing liabilities $ 38,214     $12,960      $13,352     $     4       $64,530
                                  --------------------------------------------------------------
Period gap                         $(10,492)    $12,297      $ 2,420     $13,655       $17,880
                                  ==============================================================

Cumulative gap                     $(10,492)    $ 1,805      $ 4,225     $17,880
                                  ==============================================================

Ratio cumulative gap to total
 interest-earning assets             -12.73%       2.19%        5.13%      21.70%
                                     ======        ====         ====       =====


         The December 31, 1995 results of the rate sensitivity analysis show CBI had $10.492 million more in liabilities than assets subject to repricing within three months or less and was, therefore, in a liability-sensitive position. The cumulative gap at the end of one year was a positive $1.805 million, and, therefore in an asset-sensitive position. The one year positive gap position reflects a loan portfolio that is weighted predominantly in shorter maturities. Approximately $50.7 million, or 75% of the total loan portfolio, matures or reprices within one year or less. An asset-sensitive institution's net interest margin and net interest income generally will be impacted favorably by rising interest rates, while that of a liability-sensitive institution generally will be impacted favorably by declining rates.



                                            INTEREST RATE SENSITIVITY ANALYSIS

                                                        December 31, 1994
                                  --------------------------------------------------------------
                                    Within        4-12         1-5         Over         Total
                                   3 Months      Months       Years       5 Years
                                  --------------------------------------------------------------
                                                        (Dollars in thousands)
Interest-Earning Assets:
 Federal funds sold                $  1,017     $     -      $     -     $     -       $ 1,017
 Investment securities                    -           -          670       7,898         8,568
 Loans                               22,281      26,310       13,802           -        62,213
                                  --------------------------------------------------------------
Total interest-earning assets      $ 23,298     $26,130      $14,472     $ 7,898       $71,798
                                  --------------------------------------------------------------

Interest-Bearing Liabilities:
 Deposits:
  Demand                           $ 24,629     $     -      $     -     $     -       $24,629
  Savings                             8,555           -            -           -         8,555
  Time deposits, $100,000 and over    1,569       1,252        1,588           -         4,409
  Other time deposits                 4,388       8,839        5,725          29        18,981
                                  --------------------------------------------------------------

Total interest-bearing liabilities $ 39,141     $10,091      $ 7,313     $    29       $56,574
                                  --------------------------------------------------------------
Period gap                         $(15,843)    $16,039      $ 7,159     $ 7,869       $15,224
                                  ==============================================================

Cumulative gap                     $(15,843)    $   196      $ 7,355     $15,224
                                  ==============================================================

Ratio cumulative gap to total
 interest-earning assets             -22.07%       0.27%       10.24%      21.20%
                                  ==============================================================



NONINTEREST INCOME. For the year ended December 31, 1995 noninterest income declined by 6.07% to $752,553. This decline is partially attributable to a 9%, or $66,315 decrease in service charges. The Bank has marketed "Free Checking" in order to increase deposits, to increase name recognition in the community, and at the same time, reduce the cost of funds.

         Noninterest income for the year ended December 31, 1994 was $801,213, a decrease of $57,562 or 6.7% from 1993. The primary reason for this decrease was the loss recognized on the disposition of other real estate owned in the amount of $33,980. In addition, service charges, commissions and fees decreased by $56,060. This reduction is due to an increase in free checking accounts marketed by the Bank. Due to the offering of these accounts, service charges on deposit accounts have decreased 5.3% or $36,000 during 1994.

         Noninterest income for 1993 increased 8.13% or $64,598 from 1992. Service charges, commissions and fees, the largest single item of noninterest income, increased by $34,767 for 1993, up 4.6% from 1992. This increase was due to service charges on demand deposit accounts and fees charged for letters of credit.

NONINTEREST EXPENSE. Noninterest expense of $2.499 million for the year ended December 31, 1995 was a decrease of 1.9%. Salaries and employee benefits, the largest single component of noninterest expense, had a slight increase of 4.9% for the year. The Bank was able to maintain a small increase in salaries, as compared to previous years, due to the closing of its Washington Street branch. Management has shifted personnel to other locations to reduce the need for additional staffing during peak periods of operations. Due to regulatory rate reductions, FDIC assessments declined by 54% or $81,000, from the previous year. In addition, general insurance decreased by $50,000 due to a new carrier on the general liability policy that offered more competitive rates and an increase in the cash surrender value in excess of premiums paid on the lives of executives. Professional fees increased by $59,000 over the previous year. During 1995, the Corporation has incurred approximately $45,000 additional professional fees associated with the proposed Share Exchange Agreement that have been expensed as current operating expenses.

         For 1994, noninterest expense increased by $265,821 or 11.65% over 1993. Salaries and employee benefits increased 11% or $132,000 to $1.330 million in 1994 from $1.198 million in 1993. In addition to inflation and merit pay increases, the Board of Directors increased the contribution to the ESOP plan by 38% or $25,000 for the year. Furniture and equipment expense increased 11.71% from $185,400 to $207,114 for the year ended December 31, 1994. Almost 100% of this increase was attributable to increased depreciation due to acquisition of operations equipment. During 1994, FDIC assessments continued to be a significant portion of noninterest expenses increasing by 10.16% to $150,693 from $136,789 during 1993. Other taxes increased 56% or $36,000 due to a change in regulatory guidance in the computation of state and local franchise tax.

         During the year ended December 1993, noninterest expenses increased by 10.8% or $223,000 from $2.058 million during 1992 to $2.281 million in 1993. The majority of the increase was due to an increase in salaries and employee benefits of 15.07% or $156,940 from $1.041 million to $1.198 million. During 1993, the Board of Directors adopted a Cash Incentive Plan for certain employees of the Bank. The Plan set forth predetermined award pools for each group of participants. Under this plan, $74,256 was awarded during 1993. Also attributable to the increase in other expenses in 1993 was $31,000 awarded to the directors under the Cash Incentive Plan.

INCOME TAXES. The provision for income taxes for the year ended December 31, 1995 was $856,092, a 29.7% increase from the previous year. The increase in the provision was due to the increase in taxable income.

         The income tax provision for the year ended December 31, 1994 was $660,019, up from $566,553 for the year ended December 31, 1993.

LOAN PORTFOLIO. CBI's loan portfolio is comprised of commercial loans, real estate loans, home equity loans, consumer loans, participation loans with other financial institutions, and other miscellaneous types of credit. The primary markets in which CBI makes loans are generally in areas contiguous to its branch locations in the Cities of Petersburg and Colonial Heights, and Chesterfield County. The philosophy is consistent with CBI's focus on providing community-based financial services.



                                 LOAN PORTFOLIO

                                                                  December 31,
                                     --------------------------------------------------------------------------
                                            1995                  1994                      1993
                                     --------------------------------------------------------------------------
                                               %                       %                         %
                                            to Total                to Total                  to Total
                                       Amount    Loans          Amount    Loans            Amount   Loans
                                     --------------------------------------------------------------------------
                                                          (Dollars in thousands)
Commercial                             $ 6,304    9.39%         $ 6,702       9.98%        $ 6,391       9.52%

Real estate construction                   786    1.17%             167       0.26%            189       0.32%

Real estate mortgage:
 Residential (1-4 family)               30,819   45.88%          29,914      47.69%         28,346      49.36%
 Multifamily                                 -    0.00%               -       0.00%            213       0.36%
 Nonfarm, nonresidential                24,896   37.07%          22,185      34.94%         19,190      32.53%
                                     --------------------------------------------------------------------------
   Real estate mortgage, subtotal       55,715   82.95%          52,099      82.63%         47,749      82.25%
                                     --------------------------------------------------------------------------
   Real estate, total                   56,501   84.12%          52,266      82.89%         47,938      82.57%
                                     --------------------------------------------------------------------------

Consumer installment                     4,362    6.49%           4,525       7.13%          4,669       7.91%
                                     --------------------------------------------------------------------------
   Total loans                          67,167  100.00%          63,493     100.00%         58,998     100.00%
                                                =======                     =======                    =======

Less unearned income                     1,149                    1,280                      1,228
                                     ----------                ---------                   --------
                                       $66,018                  $62,213                    $57,770
                                     ==========                =========                   ========



   The following table shows the maturity of loans outstanding as of December 31, 1995. Also provided are the amounts due after one year classified according to the sensitivity to changes in interest rates. Loans are classified based upon the period in which the final payment is due.

                        LOAN MATURITY SCHEDULE


                                               December 31, 1995
                               -------------------------------------------------
                                                  Maturing
                               -------------------------------------------------
                                             After One
                                 Within      But Within       After
                                One Year     Five Years     Five Years    Total
                               -------------------------------------------------
                                             (Dollars in thousands)

Commercial                      $ 3,677      $ 2,627        $     -      $ 6,304
Installment                       1,873        1,973              -        3,846
Real estate                      36,971       16,687          2,210       55,868
                               -------------------------------------------------
     Total                      $42,521      $21,287        $ 2,210      $66,018
                               =================================================

Loans maturing after one year with:
   Fixed interest rates                      $15,320        $     -
   Variable interest rates                     5,967          2,210
     Total                                   -----------------------
                                             $21,287        $ 2,210
                                             =======        =======


         As of December 31, 1995, the loan portfolio was $66.018 million, net of unearned income, an increase from the prior year of 6.1% or $3.805 million. Real estate lending continues to be the growth of the portfolio with loans secured by real estate comprising 84.12% of total loans.

         Loans, net of unearned income, were $62.2 million at December 31, 1994, up $4.5 million or 7.8% from $57.7 million at December 31, 1993. The growth in real estate loans, which increased $4.33 million or 9.03%, accounted for 96% of the growth.

         Loans secured by real estate comprise 82.32% of total loans at December 31, 1994 and 82.57% at December 31, 1993.

         The Bank's unfunded loan commitments amounted to $9.451 million as of December 31, 1995, up from $6.4 million at December 31, 1994. This increase is attributable to customer loan demands at a specific point in time. Fixed rate committments were $4.438 million and $2.593 million as of December 31, 1995 and 1994, respectively. The average rates charged on the fixed rate committments were 8.5%-10.5% for the years then ended.

ANALYSIS OF THE ALLOWANCE FOR LOAN LOSSES. The allowance for loan losses is an estimate of an amount adequate to provide for potential losses in the loan portfolio of the Bank. The level of loan losses is affected by general economic trends, as well as conditions affecting individual borrowers. The allowance is also subject to regulatory examinations and determinations as to adequacy, which may take into account such factors as the methodology used to calculate the allowance and the size of the allowance in comparison to peer companies identified by regulatory agencies.

         The provision for loan losses for the year ended December 31, 1995 was $247,000, an increase of $181,000 over the previous year. Management charged income for the provision deemed necessary based on its analysis of the loan portfolio. After reviewing the increase in nonperforming loans and specifically nonaccrual loans, management feels the current year provision increases the allowance for loan losses to the desired level to cover potential losses. The Bank had charge-offs, net of recoveries, of $209,412 during 1995, an increase of $260,253 over the previous year.

         The provision for loan losses totaled $66,000 for the year ended December 31, 1994, a decrease of $54,000 from the previous year. The improved economy along with more effective collection efforts permitted the Bank to reduce its provision. This decision was made as a result of management's analysis of the nonperforming loans of $564,000 at December 31, 1994 and the fact that the Bank had net recoveries for the year ended December 31, 1994 of $50,841 as compared to net charge-offs during 1993 of $80,799. After consideration of these factors and the local economy, management recorded a provision for loan loss that would provide coverage for potential losses.

         The provision in 1993 decreased to $120,000 as compared to $371,800 in 1992. The reduction in the 1993 provision was a result of management's belief that the quality of the loan portfolio had improved. This improvement was due to the large charge-offs of the previous year that no longer needed to be reserved for and the relatively low level of nonperforming loans.

         As of December 31, 1995, the allowance for loan losses was $762,479 up from $724,891 at December 31, 1994. The allowance as of December 31, 1994 was up $116,841 over the $608,050 at December 31, 1993. The ratio of the allowance for loan loss to total loans, net of unearned income, has remained relatively constant over the last three years; 1.15% at December 31, 1995, 1.17% at December 31, 1994, and 1.05% at December 31, 1993. It is management's opinion that the allowance for loan losses is adequate to absorb any future losses that may occur.

         The multiple of the allowance for loan losses to nonperforming assets was .48x at December 31, 1995, 1.28x at December 31, 1994 and 2.08x at December 31, 1993. Management continually evaluates nonperforming loans relative to their collateral value and makes appropriate reductions in the carrying value of those loans based on that review.

         Effective   January  1,  1995,  CBI  adopted   Statement  of  Financial
Accounting Standards (SFAS) No. 114, Accounting by Creditors for Impairment of a Loan (as amended by SFAS No. 118, Accounting by

Creditors for Impairment of a Loan - Income Recognition and Disclosure). The effect of adopting this new accounting standard was immaterial to the operating results of CBI for the year ended December 31, 1995. Prior financial statements have not been restated to apply the provision of the new standard.

         Under the new accounting standard, a loan is considered to be impaired when it is probable that CBI will be unable to collect all principal and interest amounts according to the contractual terms of the loan agreement. A loan is not considered impaired if (a) there is an insignificant delay in or shortfall in amounts of payments, or (b) CBI expects to collect all amounts due, including interest accrued at the contractual interest rate for the period of delay. CBI does not aggregate loans for risk classification.

         The allowance for loan losses related to loans identified as impaired is primarily based on the excess of the loan's current outstanding principal balance over the estimated fair market value of the related collateral. For a loan that is not collateral-dependent, the allowance is recorded at the amount by which the outstanding principal balance exceeds the current best estimate of the future cash flows on the loan discounted at the loan's effective interest rate. As of December 31, 1995, CBI had eleven loans with a carrying amount of $427,000 that were considered to be impaired. The amount of impairment based on present value of future cash flows or collateral values, if applicable, was approximately $174,000. The amount provided in the allowance for loan losses for these impaired loans was $174,000. The following table summarizes changes in the allowance for loan losses:

                    SUMMARY OF LOAN LOSS EXPERIENCE


                                                     Years Ended December 31,
                                                    ---------------------------
                                                    1995        1994      1993
                                                    ---------------------------
                                                        (Dollars in thousands)

Allowance for loan losses at beginning of year      $   725    $   608  $   569
                                                    ---------------------------

Loans charged off:
  Commercial                                        $    26    $     2  $    17
  Installment                                            19         42       36
  Real Estate                                           199         18       69
                                                    ---------------------------

       Total                                        $   244    $    62  $   122
                                                    ----------------------------

Recoveries of loans previously charged off:
  Commercial                                        $    14    $     6  $    22
  Installment                                            12          3       14
  Real Estate                                             8        104        5
                                                    ----------------------------

       Total                                        $    34    $   113  $    41
                                                    ----------------------------

Net loans recovered (charged off)                   $  (210)   $    51  $   (81)

  Provision for loan losses                             247         66      120
                                                    ----------------------------
Allowance for loan losses at end of year            $   762    $   725  $   608
                                                    ============================

Average total loans (net of unearned income)        $63,650    $60,737  $54,793

Total loans (net of unearned income)                $66,018    $66,213  $57,770

Selected Loan Loss Ratios:
  Net charge-offs to average loans (2)                 0.33%         -     0.15%
  Provision for loan losses to average loans           0.39%      0.11%    0.22%
  Provision for loan losses to net charge-offs (2)      118%         -      148%
  Allowance for loan losses to year-end loans          1.15%      1.17%    1.05%
  Loan loss coverage (1) (2)                           1298%         -     2180%

------------------------------------------------------
(1) Income before income taxes plus provision for loan losses, divided by net chargeoffs.
(2) Net recoveries for the year.

         A breakdown of the allowance for loan losses is provided in the following table; however, such a breakdown has not historically been maintained by the Bank and management does not believe that the allowance can be fragmented by category with any precision that would be useful to investors. The entire amount of the allowance is available to absorb losses occurring in any category. The allowance is allocated below based on the relative percentage in each category to total loans.

                         COMPOSITION OF ALLOWANCE FOR LOAN LOSSES

                                            December 31,
                       ---------------------------------------------------------
Balance at End of            1995                1994                  1993
Period Applicable to:  ---------------------------------------------------------


                         Amount     %      Amount     %          Amount     %
                       ---------------------------------------------------------
                                          (Dollars in thousands)
Commercial               $  84     11%     $  80     11%         $  67      11%
Installment                 53      7%        58      8%            49       8%
Real Estate                625     82%       587     81%           492      81%
                       ---------------------------------------------------------
                         $ 762    100%     $ 725    100%         $ 608     100%


         Management has allocated the allowance according to the amount deemed to be reasonably necessary to provide for the possibility of losses being incurred. The allocation of the allowance as shown in the table above should not be interpreted as an indication that loan losses in future years will occur in the same proportions or that the allocation indicates future loan loss trends. Furthermore, the portion allocated to each loan category is not the total amount available for future losses that might occur within such categories since the total allowance is a general allowance applicable to the entire portfolio.

NONPERFORMING ASSETS. Total nonperforming assets, which consist of nonaccrual loans, restructured loans, loans 90 days or more past due, and other real estate owned were $1.570 million at December 31, 1995 an increase of $731,000 from one year earlier. Total nonperforming assets were $839,000 at December 31, 1994, an increase of $104,000 over December 31, 1993. Nonperforming loans increased $204,000 during 1993 over 1992.

                                 NONPERFORMING ASSETS

                                                        December 31,
                                          --------------------------------------
                                            1995            1994           1993
                                          --------------------------------------

Nonaccrual loans                          $  220           $     4       $    -
Loans contractually past due 90
  days or more and still accruing            882               560          292
Troubled debt restructuring                     -                 -            -
                                          --------------------------------------
  Total nonperforming loans               $1,102           $   564       $  292

Other real estate owned                      468               275          443
                                          --------------------------------------
Total nonperforming assets                $1,570           $   839       $  735
                                          ======================================

Nonperforming assets to period-end total
  loans and other real estate               2.36%             1.32%        1.24%
                                          ======================================

Foregone interest income on nonaccrual
  loans                                   $   12           $     2       $    2
                                          ======================================

Interest income recorded on nonaccrual
  loans during the year                   $    8           $     -       $    3
                                          ======================================

The following table summarizes all nonperforming loans, by loan type as of December 31, 1995:

                                     Number
                                       of        Principal
(Dollars in thousands)               Loans       Balance
-----------------------------------------------------------
Residential mortgage                   12         $1,028
Installment loans                       3             12
Commercial loans                        6             62
                                    -----------------------
                                       21         $1,102
                                       ==         ======

         Loans, including impaired loans, are generally placed in nonaccrual status when loans are delinquent in principal and interest payments greater than 90 days and the loan is not well secured and in process of collection. Accruals of interest are discontinued until it becomes certain that both principal and interest can be repaid. As shown in the above table, the Bank does have loans that are contractually past due greater than 90 days that are not in nonaccrual status, however, those loans are still accruing because they are well secured and in the process of collection. A loan is well secured if collateralized by liens on real or personal property, including securities, that have a realizable value sufficient to discharge the debt in full or by the guarantee of a financially responsible party. Approximately 70% of these loans are collateralized by residential real estate.

         As of December 31, 1995, nonaccrual loans and loans contractually past due greater than 90 days have increased $216,000 and $322,000 over the December 31, 1994 levels, respectively. While the increase is significant, there are only eight loans in nonaccrual status. The largest two loans, $105,000 and $51,000, are mortgage real estate loans secured by residential real estate. In the case of the $105,000 loan, the borrower has entered into a contract to sell the collateral and curtailment for this loan should be forthcoming.

         If foreclosure of property is required, the property is generally sold at a public auction in which CBI may participate as a bidder. If the Bank is the successful bidder, the acquired real estate property is then included in the Bank's real estate owned account until it is sold.

INVESTMENT SECURITIES. The securities portfolio is maintained to manage excess funds in order to provide diversification and liquidity in the overall asset management policy. The maturity of securities purchased are based on the needs of the Bank and current yields and other market conditions.

         Effective January 1, 1994, the Bank adopted Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities. This Statement establishes accounting and reporting standards for investments in debt and equity securities that have readily determinable fair values. SFAS No. 115 requires that securities be classified as either Trading, Available-for-Sale or Held-to-Maturity at the time of purchase. The Bank does not buy with the intent of trading and, accordingly, does not maintain a Trading Account. Gains and losses on the sale of securities are determined by the specific identification method.

         Securities are classified as held-to-maturity when management has the positive intent and the Bank has the ability at the time of purchase to hold them until maturity. These securities are carried at cost, adjusted for amortization of premium and accretion of discount.

         Securities to be held for indefinite periods of time and not intended to be held-to-maturity or on a long-term basis are classified as available-for-sale and accounted for at fair market value on an aggregate basis. Unrealized gains or losses are reported as increases or decreases in stockholders' equity, net of the related deferred tax effect.

         The book value of the investment portfolio as of December 31, 1995 was $14.111 million compared to $8.568 million at December 31, 1994.

         The following tables show the amortized cost, fair market value, maturity distribution, and yield of the investment portfolio as of December 31,1995 and 1994:

                             SECURITIES PORTFOLIO


                                              December 31, 1995
                                 --------------------------------------
                                 Held-to-Maturity   Available-for-Sale
                                 ----------------   -------------------
                                  Cost     Market    Cost       Market
                                 --------------------------------------
                                           (Dollars in thousands)

Mortgage-backed securities:
  Guaranteed or issued by
    GNMA, FNMA or FHLMC          $12,359   $12,407   $ 1,583    $ 1,612
Other securities                       -         -       141        141
                                 --------------------------------------
                                 $12,359   $12,407   $ 1,724    $ 1,753
                                 =======   =======   =======    =======



                                              December 31, 1994
                                 --------------------------------------
                                 Held-to-Maturity   Available-for-Sale
                                 ----------------   ------------------
                                  Cost     Market    Cost       Market
                                 --------------------------------------
                                           (Dollars in thousands)

Mortgage-backed securities:
  Guaranteed or issued by
    GNMA, FNMA or FHLMC          $ 7,599   $ 7,104   $   802    $   776
Other securities                       -         -       190        193
                                 --------------------------------------
                                 $ 7,599   $ 7,104   $   992    $   969
                                 =======   =======   =======    =======

The maturity distribution, book value, market value, and yield of the total investment securities portfolio at December 31, 1995 and 1994 are presented as follows:


                                                 December 31, 1995
                              --------------------------------------------------
                                   Held-to-Maturity        Available-for-Sale
                                   ----------------        ------------------
                              Book      Market            Book     Market
                              Value     Value     Yield   Value    Value   Yield
                              --------------------------------------------------
                                                  (Dollars in thousands)

Within 12 months              $     -  $     -      -    $     -  $     -     -
Over 1 year through 5 years       452      460   8.75%         -        -     -
Over 5 years through 10 years   1,125    1,130   7.40%       289      287  7.35%
Over 10 years                  10,782   10,817   7.05%     1,435    1,466  7.08%
                               -------------------------------------------------
                              $12,359  $12,407   7.14%   $ 1,724  $ 1,753  7.12%
                              ==================================================



                                                 December 31, 1994
                              --------------------------------------------------
                                   Held-to-Maturity        Available-for-Sale
                                   ----------------        ------------------
                              Book      Market            Book     Market
                              Value     Value     Yield   Value    Value   Yield
                              --------------------------------------------------
                                                  (Dollars in thousands)

Within 12 months             $      -  $     -       -   $     -  $     -     -
Over 1 year through 5 years       670      671   8.51%         -        -     -
Over 5 years through 10 years   1,430    1,344   7.61%       366      346  7.45%
Over 10 years                   5,499    5,089   7.08%       626      623  8.22%
                               -------------------------------------------------
                             $  7,599  $ 7,104   7.31%   $   992  $   969  7.87%
                              ==================================================

DEPOSITS. Deposits at December 31, 1995 were $77.214 million, up $9.133 million from 1994, an increase of 13.41%. The growth in deposits was led by the 52.23% increase in certificate of deposits, which increased from $23.390 million at December 31, 1994 to $35.607 million at December 31, 1995. At December 31, 1995, certificates of deposit in excess of $100,000 had grown by $2.524 million, an increase of 57.25% over December 31, 1994 levels.

         Deposits at December 31, 1994 were $68.081 million, a 1.2% decrease from 1993. Certificates of deposit of $100,000 or more decreased by $310,192 from 1993 levels. Similarly, certificates of deposit under $100,000 decreased $1.720 million from 1993 levels. Noninterest-bearing deposits were 16.9% of total deposits at December 31, 1994 compared to 15.46% at December 31, 1993.





                                      DEPOSITS ANALYSIS

                                                       December 31,
                                      ------------------------------------------------------------
                                            1995                1994                1993
                                      ------------------------------------------------------------
                                                Average              Average              Average
                                      Balance  Rate Paid   Balance  Rate Paid  Balance   Rate Paid
                                      ------------------------------------------------------------
                                                 (Dollars in thousands)
Noninterest-bearing demand deposits   $12,684             $11,507              $10,651
                                      -------             -------              -------
Interest-bearing liabilities:
  Money market and NOW accounts        21,514    3.57%     24,629    3.27%      24,792    3.40%
  Savings deposits                      7,409    3.47%      8,555    3.23%       8,052    3.38%
  Time deposits                        28,674    5.60%     18,981    4.85%      20,701    4.78%
  Large denomination deposits           6,933    6.20%      4,409    4.32%       4,719    5.51%
                                      ------------------------------------------------------------
Total interest-bearing accounts       $64,530    4.65%    $56,574    3.89%     $58,264    4.10%
                                      ------------------------------------------------------------
  Total deposits                      $77,214             $68,081              $68,915
                                      =======             =======              =======


               MATURITY OF CDs OF $100,000 AND OVER

                  Within      Three      Six to     Over            Percent
                  Three       to Six     Twelve     One             of Total
                  Months      Months     Months     Year    Total   Deposit
                  ------      ------     ------     ----    -----   -------
                                 (Dollars in thousands)

Dcember 31, 1995  $1,972      $1,253      $1,022    $2,686   $6,933   8.98%


CAPITAL RESOURCES. The adequacy of the Bank's capital is reviewed by management on an ongoing basis with reference to the size, composition and quality of the Bank's asset and liability levels and consistency with regulatory requirements and industry standards. Management seeks to maintain a capital structure that will assure an adequate level of capital to support anticipated asset growth and absorb potential losses.

         The primary source of capital for CBI is internally generated retained earnings. Average stockholders' equity increased 13.11% in 1995 over 1994. Similarly, average stockholders' equity increased 15.89% in 1994 over 1993. The following table highlights certain ratios for the periods indicated:

                        RETURN ON EQUITY AND ASSETS


                                                Years Ended December 31,
                                                ---------------------------
                                                1995        1994     1993
                                                ---------------------------
Income before securities gains and losses to:
 Average total assets                            1.87%       1.63%    1.46%
 Average stockholders' equity                   17.44%      15.66%   15.26%

Net income to:
 Average total assets                            1.91%       1.69%    1.48%
 Average stockholders' equity                   17.77%      16.25%   15.49%

Dividend payout ratio (dividends declared
 per share divided by net income per share)     13.06%      13.64%   10.53%

Average stockholders' equity to average
 total assets ratio                             10.75%      10.38%    9.57%



                  [GRAPH]                        [GRAPH]


                                   1991     1992     1993     1994     1995
    Return on Average Assets       1.29     1.28     1.48     1.69     1.91
    Return on Average Equity         14%      14%      15%      16%      18%



         The FDIC has adopted capital guidelines to supplement the existing definitions of capital for regulatory purposes and to establish minimum capital standards. Specifically, the guidelines categorize assets and off-balance sheet items into four risk-weighted categories. The minimum ratio of qualifying total capital to risk-weighted assets is 8.0% of which at least 4.0% must be Tier 1 capital, composed of common equity, retained earnings and a limited amount of perpetual preferred stock, less certain goodwill items. The Bank had a ratio of risk-weighted assets to total capital of 16.10% at December 31, 1995 and a ratio of risk-weighted assets to Tier 1 capital of 14.94%. Both of these exceed the capital requirements adopted by the federal regulatory agencies.

                        ANALYSIS OF CAPITAL

                                                  December 31,
                                       -----------------------------------------
                                           1995          1994          1993
                                       -----------------------------------------
Tier 1 Capital:
  Common stock                           $ 3,450       $ 1,710        $ 1,710
  Surplus                                      -           989            989
  Retained earnings                        6,645         5,912          4,771
  Unearned ESOP shares                      (330)            -              -
                                       -----------------------------------------
         Total Tier 1 Capital            $ 9,765       $ 8,611        $ 7,470
                                       -----------------------------------------

Tier 2 Capital
 Allowance for loan losses                   762           725            608
                                       -----------------------------------------
         Total Tier 2 Capital            $   762       $   725        $   608
                                       -----------------------------------------
         Total risk-based capital        $10,527       $ 9,336        $ 8,078
                                       =========================================

         Risk weighted assets            $65,377       $59,523        $58,279

Capital Ratios:
 Tier 1 risk-based capital                 14.94%        14.47%         12.82%
 Total risk-based capital                  16.10%        15.68%         13.86%
 Tier 1 capital to average total assets    11.49%        11.07%         10.26%


LIQUIDITY. Liquidity represents an institution's ability to meet present and future financial obligations through either the sale or maturity of existing assets or the acquisition of additional funds through liability management. Liquid assets include cash, interest-bearing deposits with banks, federal funds sold, investment in Treasury securities, and loans maturing within one year. As a result of the Bank's management of liquid assets and the ability to generate liquidity through liability funding, management believes that the Bank maintains overall liquidity sufficient to satisfy its depositors' requirements and meet its customers' credit needs.

         For the year ended December 31, 1995 the Bank provided cash or liquidity from operations in the amount of $1.884 million. This increase in funds in addition to a $9.132 million increase in deposits has given the Bank approximately $10.878 million in funds available for investment during 1995. In determining investment strategies management considers objectives for the composition of the loan and investment portfolio, such as type, maturity distribution, and fixed or variable interest rate characteristics of investment opportunities. Management's use of funds has included the funding of a $4.196 million increase in loan demands and the purchase of $7.918 million of securities. With 75% of the loan portfolio repricing or maturing in the next twelve months the Bank has enough asset liquidity to meet the needs of maturing deposits.

IMPACT OF INFLATION AND CHANGING PRICES. The consolidated financial statements and related data presented have been prepared in accordance with generally accepted accounting principles, which require the measurement of the financial position and operating results of CBI in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

         Virtually all of the assets of CBI are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or with the same magnitude as prices of goods and services.

                       COMMUNITY BANKSHARES INCORPORATED



Nathan S. Jones, 3rd.                   President and Chief Executive Officer

Lillian M. Umphlett                    Vice-President/Chief Financial Officer


                                   DIRECTORS

                            Louis C. Shell, Chairman


                        W. Courtney Wells, Vice-Chairman


                  Phillip H. Kirkpatrick, Secretary-Treasurer


          Nathan S. Jones, 3rd., President and Chief Executive Officer



James A. Boyd, D.D.S                                         Elinor B. Marshall


Lawrence F. DeSouza                                          Alvin L. Sheffield


B. Glenn Holden, M.D.                                          Harold L. Vaughn

                               THE COMMUNITY BANK


                                    OFFICERS


Nathan S. Jones, 3rd.                     President and Chief Executive Officer

Joseph F. Uzzle                                           Senior Vice-President

Lillian M. Umphlett                                  Vice-President and Cashier

Richard F. Ward, Jr.                                             Vice-President

Deborah L. Eberhardt                                   Assistant Vice-President

Susan P. Ormand                                               Assistant Cashier

Patricia H. Robinson                                          Assistant Cashier

Delores J. Miller                                             Assistant Cashier

Tammy F. Ferguson                                             Assistant Cashier




                                   DIRECTORS

                         Lawrence F. DeSouza, Chairman

                       Alvin L. Sheffield, Vice-Chairman

                    Elinor B. Marshall, Secretary-Treasurer

          Nathan S. Jones, 3rd., President and Chief Executive Officer


James A. Boyd, D.D.S.                                            Louis C. Shell

B. Glen Holden, M.D.                                          W. Courtney Wells

Phillip H. Kirkpatrick                                         Harold L. Vaughn