Form 10-K, Exhibit 13
period 1996-12-31
COMMUNITY BANKSHARES INC /VA/
filed 1997-03-31
CIK 742279

C O N T E N T S
                                 ---------------

                                                                      Exhibit 13


GENERAL INFORMATION

INDEPENDENT AUDITORS' REPORT ON THE
     CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS

     Consolidated Balance Sheets as of December 31, 1996 and 1995

     Consolidated Statements of Income for the Years Ended December 31,
         1996, 1995, and 1994

     Consolidated Statements of Stockholders' Equity for the Years Ended
         December 31, 1996, 1995, and 1994

     Consolidated Statements of Cash Flows for the Years Ended
         December 31, 1996, 1995, and 1994

     Notes to Consolidated Financial Statements

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
     POSITION AND RESULTS OF OPERATIONS

CORPORATE HEADQUARTERS

    Community Bankshares Incorporated
    200 North Sycamore Street
    Post Office Box 2166
    Petersburg, Virginia  23804

SUBSIDIARY BANKS

    The Community Bank                               Commerce Bank of Virginia
    200 North Sycamore Street                        Post Office Box 29361
    Post Office Box 2166                             Richmond, Virginia 23229
    Petersburg, Virginia 23804

MARKET INFORMATION

         The Company Stock is listed in the National Quotation Bureau "pink sheets", and three dealers make a work out market. These dealers are Anderson and Strudwick, Inc., Davenport and Company of Virginia, Inc., and McKinnon and Company, Inc.

         As of March 21, 1997, the Company had 974 shareholders of record of its Common Stock. The following table sets forth the information known to management concerning trading in Community Bankshares Incorporated Common Stock for 1996 and 1995.

                        CBI Market Price and Dividends

                                             Sales Price (1)    Dividends (1)
                                           ----------------------------------
                                             High          Low
                                           ---------------------
1995:
    1st quarter                             10.625        10.500         .11
    2nd quarter                             11.500        10.500
    3rd quarter                             11.250        10.500
    4th quarter                             13.250        10.500
1996:
    1st quarter                             15.500        12.250         .12
    2nd quarter                             17.000        14.000
    3rd quarter                             18.500        15.500
    4th quarter                             19.500        17.000

-------------
(1) All prices and dividends are adjusted for a 100% stock dividend paid on August 31, 1995.


DIVIDENDS

The Company's management presently intends to continue the its policy of paying out 8% to 15% of the previous year's earnings as dividends.

TRANSFER/DIVIDEND DISBURSING AGENT

    The Community Bank
    Post Office Box 2166
    Petersburg, Virginia  23804

INDEPENDENT AUDITORS FOR 1996

    Mitchell, Wiggins & Company LLP
    100 Flank Road
    Petersburg, Virginia  23805

DESCRIPTION OF BUSINESS

         Community Bankshares Incorporated is a registered bank holding company headquartered in Petersburg, Virginia, with assets of $172,014,090. Organized in 1984, Community Bankshares Incorporated acquired its subsidiary affiliate, The Community Bank, Petersburg, Virginia, and commenced operations as a bank holding company on January 1, 1985. Community Bankshares Incorporated, through its subsidiary bank, engages in a general commercial banking business and provides full service banking to its customers, except that it does not provide trust services. The principal market served is comprised of the cities of Petersburg and Colonial Heights and the adjacent areas of the counties of Prince George, Dinwiddie and Chesterfield, Virginia. A total of four offices are operated in this area by The Community Bank. At December 31, 1996, the total number of persons employed by the Company and its affiliate was 68.

                                  [Letterhead]

                          INDEPENDENT AUDITORS' REPORT



Board of Directors
Community Bankshares Incorporated
Petersburg, Virginia

We have audited the accompanying consolidated balance sheets of Community Bankshares Incorporated, and its subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Commerce Bank of Virginia, a wholly-owned subsidiary. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Commerce Bank of Virginia, is based solely on the report of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Community Bankshares Incorporated and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.





                                             /s/ Mitchell, Wiggins & Company LLP
Petersburg, Virginia
January 17, 1997

COMMUNITY BANKSHARES INCORPORATED

CONSOLIDATED BALANCE SHEETS
December 31, 1996 and 1995

ASSETS                                                                  1996              1995
-------------------------------------------------------------------------------------------------------------------
Cash and due from banks                                           $   9,337,968    $   7,608,418
Federal funds sold                                                    5,392,000        6,044,000
                                                                  -------------    -------------
              Total cash and cash equivalents                        14,729,968       13,652,418

Securities available for sale                                        19,337,299       10,975,301
Securities held to maturity (approximate market value,
    $16,793,202 in 1996 and $23,430,785 in 1995)                     16,885,814       23,282,101
Loans, net                                                          115,135,240      107,405,161
Bank premises and equipment, net                                      2,652,610        2,847,981
Other real estate owned                                                 766,579          784,443
Accrued interest receivable                                           1,081,163          982,274
Other assets                                                          1,425,417        1,147,439
                                                                  -------------    -------------
                                                                  $ 172,014,090    $ 161,077,118
                                                                  -------------    -------------

LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits:
    Demand deposits                                               $  28,498,042    $  23,532,250
    Interest-bearing demand deposits                                 39,864,913       40,568,447
    Savings deposits                                                 27,478,841       24,387,463
    Time deposits, $100,000 and over                                 10,751,753       10,979,834
    Other time deposits                                              45,412,749       44,103,097
                                                                  -------------    -------------
                                                                    152,006,298      143,571,091
Accrued interest payable                                                478,090          489,824
Other liabilities                                                       541,583          793,782
Guaranteed debt of Employee Stock Ownership Trust                       240,000          330,000
                                                                  -------------    -------------
                                                                    153,265,971      145,184,697
                                                                  -------------    -------------

Commitments and Contingencies
    (Note 16)

Stockholders' Equity
    Capital stock, par value $3; authorized 4,000,000 shares;
       issued 1996 1,901,080 shares; 1995 1,853,975 shares            5,703,240        5,561,925
    Surplus                                                           1,712,201        1,688,322
    Retained earnings                                                11,716,193        8,885,976
    Net unrealized gain (loss) on available for sale securities
       net of tax                                                      (144,982)          86,198
                                                                  -------------    -------------
                                                                     18,986,652       16,222,421
    Unearned ESOP shares                                               (238,533)        (330,000)
                                                                  -------------    -------------
                                                                     18,748,119       15,892,421
                                                                  -------------    -------------
                                                                  $ 172,014,090    $ 161,077,118
                                                                  -------------    -------------


See Notes to  Consolidated Financial Statements.

COMMUNITY BANKSHARES INCORPORATED

CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 1996, 1995 and 1994

                                                             1996            1995           1994
----------------------------------------------------------------------------------------------------------------------
Interest income:
    Interest and fees on loans                           $ 11,348,077   $ 10,563,448   $  8,614,800
    Interest on investment securities:
       U. S. Government agencies and corporations           2,129,199      1,561,989      1,235,943
       Other securities                                        90,200        132,603        157,465
       States and political subdivisions                       59,384         47,513         64,655
    Interest on federal funds sold and securities
       purchased under agreements to resell                   265,570        376,581        147,321
                                                         ------------------------------------------
              Total interest income                        13,892,430     12,682,134     10,220,184
                                                         ------------------------------------------

Interest expense:
    Interest on deposits                                    5,350,688      5,080,578      3,722,487
    Interest on federal funds purchased and securities
       sold under agreements to repurchase                      4,732         16,624          8,961
                                                         ------------------------------------------
              Total interest expense                        5,355,420      5,097,202      3,731,448
                                                         ------------------------------------------
              Net interest income                           8,537,010      7,584,932      6,488,736

Provision for loan losses                                     401,500        442,000        265,838
                                                         ------------------------------------------
              Net interest income after provision for
                 loan losses                                8,135,510      7,142,932      6,222,898
                                                         ------------------------------------------

Other income:
    Service charges, commissions and fees                   1,024,546        977,388      1,027,763
    Security gains                                              6,047         29,763         47,800
    Gain (loss) on sale of other real estate                   54,975           --          (33,980)
    Other operating income                                    128,910        127,446        189,486
                                                         ------------------------------------------
              Total other income                            1,214,478      1,134,597      1,231,069
                                                         ------------------------------------------

Other expenses:
    Salaries, wages and employee benefits                   2,800,070      2,599,266      2,441,656
    Net occupancy                                             357,811        337,260        350,682
    Furniture and equipment                                   387,227        336,420        447,716
    Other operating                                           428,460        440,133        448,468
    Insurance, general                                         36,206         55,839        104,641
    Professional fees                                         202,481        202,272        102,828
    Directors' fees                                           153,827        131,932        122,602
    FDIC assessments                                            4,000        134,857        268,033
    Postage                                                   116,171        117,922        130,279
    Stationery and supplies                                   139,060        135,486        143,150
    Taxes                                                     246,264        207,588        209,452
                                                         ------------------------------------------
              Total other expenses                       $  4,871,577   $  4,698,975   $  4,769,507
                                                         ------------------------------------------


                                   (Continued)

COMMUNITY BANKSHARES INCORPORATED

CONSOLIDATED STATEMENTS OF INCOME (Continued)
Years Ended December 31, 1996, 1995 and 1994

                                                               1996           1995            1994
--------------------------------------------------------------------------------------------------------------------
              Income before income taxes                 $  4,478,411   $  3,578,554   $  2,684,460

Income taxes                                                1,422,297      1,223,892        885,619
                                                         ------------------------------------------
              Net income                                 $  3,056,114   $  2,354,662   $  1,798,841
                                                         ------------------------------------------

Earnings per common and common equivalent share          $       1.55   $        1.2   $       1.00
                                                         ------------------------------------------
Earnings per common share, assuming full dilution        $       1.55   $        1.2   $       1.00
                                                         ------------------------------------------



See Notes to Consolidated Financial Statements.

COMMUNITY BANKSHARES INCORPORATED

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 1996, 1995 and 1994



                                                    Capital                     Retained
                                                    Stock         Surplus       Earnings
-------------------------------------------------------------------------------------------
Balance, January 1, 1994                       $    3,517,56   $  1,919,285     $ 5,793,097
    Issuance of common stock  pursuant to
      exercise of stock options                        9,270          2,450            --
    Net income for the year ended
      December 31, 1994                                 --             --         1,798,841
    Cash dividends declared                             --             --          (171,000)
    Unrealized loss on available for
      sale securities, net                              --             --              --
                                                 ------------------------------------------

Balance, December 31, 1994                         3,526,830      1,921,735       7,420,938
    Issuance of common stock  pursuant to
      exercise of stock options                       15,000         47,500            --
    Stock split effected in the form of a 100%
      stock dividend                               1,725,000     (1,036,432)       (688,568)
    Proceeds from sale of stock                      295,095        755,519             194
    Net income for the year ended
      December 31, 1995                                 --             --         2,354,662
    Cash dividends declared                             --             --          (201,250)
    Unrealized gain on available for sale
      securities, net                                   --             --              --
    Leveraged ESOP stock purchase                       --             --              --
    Release of ESOP shares                              --             --              --
                                                 ------------------------------------------

Balance, December 31, 1995                         5,561,925      1,688,322       8,885,976
    Issuance of common stock  pursuant to
      exercise of stock options                      130,420         78,880            --
    Cash settlement of options                          --         (123,750)           --
    Proceeds from sale of stock to ESOP               10,895         29,188            --
    Purchase of fractional shares                       --           (1,918)           --
    Net income for the year ended
      December 31, 1996                                 --             --         3,056,114
    Cash dividends declared                             --             --          (232,000)
    Unrealized loss on available for sale
      securities, net                                   --             --               --
    Release of ESOP shares                              --           41,479           6,103
                                                 ------------------------------------------

Balance, December 31, 1996                       $ 5,703,240    $ 1,712,201    $ 11,716,193
                                                 ==========================================


                                                    Unrealized
                                                    Securities      Unearned
                                                      Gain            ESOP
                                                      (Loss)        Shares
                                             -------------------------------
Balance, January 1, 1994                        $     --       $       --
    Issuance of common stock  pursuant to
      exercise of stock options                       --               --
    Net income for the year ended
      December 31, 1994                               --               --
    Cash dividends declared                           --               --
    Unrealized loss on available for
      sale securities, net                         (14,990)            --
                                             -------------------------------
Balance, December 31, 1994                         (14,990)            --
    Issuance of common stock  pursuant to
      exercise of stock options                       --               --
    Stock split effected in the form of a 100%
      stock dividend                                  --               --
    Proceeds from sale of stock                       --               --
    Net income for the year ended
      December 31, 1995                               --               --
    Cash dividends declared                           --               --
    Unrealized gain on available for sale
      securities, net                              101,188             --
    Leveraged ESOP stock purchase                     --           (365,500)
    Release of ESOP shares                            --             35,500
                                             -------------------------------
Balance, December 31, 1995                          86,198         (330,000)
    Issuance of common stock  pursuant to
      exercise of stock options                       --               --
    Cash settlement of options                        --
    Proceeds from sale of stock to ESOP               --               --
    Purchase of fractional shares                     --               --
    Net income for the year ended
      December 31, 1996                               --               --
    Cash dividends declared                           --               --
    Unrealized loss on available for sale
      securities, net                             (231,180)            --
    Release of ESOP shares                            --             91,467
                                             -------------------------------
Balance, December 31, 1996                       $(144,982)       $(238,533)
                                             ===============================





See Notes to Consolidated Financial Statements.

COMMUNITY BANKSHARES INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 1996, 1995 and 1994

                                                                      1996            1995            1994
----------------------------------------------------------------------------------------------------------------------
Operating Activities
    Net income                                                   $  3,056,114    $  2,354,662    $  1,798,841
    Adjustments to reconcile net income to net cash
       provided by operating activities:
       Depreciation                                                   347,958         295,455         405,065
       Deferred income taxes                                          (56,072)        (43,984)        (35,647)
       Provision for loan losses                                      401,500         442,000         265,838
       Amortization and accretion of investment securities            116,509           8,120          28,498
       Gain on sale of securities                                      (6,047)        (29,763)        (47,800)
       (Gain) loss on sale of other real estate                       (54,975)           --            33,980
       Gain on sale of bank premises and equipment                       --           (26,975)        (14,181)
       Release of ESOP shares                                          49,049            --              --
       Changes in operating assets and liabilities:
          Increase in mortgage loans held for sale                       --              --         2,125,261
          Increase in accrued interest receivable                     (98,889)       (115,129)       (215,444)
          Increase (decrease) in accrued expenses                    (126,737)        125,486         118,336
          Net change in other operating assets and liabilities       (338,622)         (5,693)        (17,572)
                                                                 --------------------------------------------
              Net cash provided by operating activities             3,289,788       3,004,179       4,445,175
                                                                 --------------------------------------------

Investing Activities
    Proceeds from maturity of investment securities                12,417,633       9,720,196       8,070,530
    Proceeds from sale of investment securities                       191,946          78,700          87,800
    Purchase of investment securities                             (14,927,496)    (20,148,829)     (8,077,085)
    Net increase in loans                                          (8,391,282)     (7,739,338)    (12,484,587)
    Proceeds from the sale of bank premises and equipment                --            98,561          19,750
    Proceeds from the sale of other real estate                       565,556            --            19,603
    Capital expenditures                                             (151,940)       (530,167)       (325,430)
    (Increase) decrease in other assets                                (9,917)         (8,530)         26,319
    Purchase of other real estate                                    (233,660)       (328,900)           --
                                                                 --------------------------------------------
              Net cash used in investing activities               (10,539,160)    (18,858,307)    (12,663,100)
                                                                 --------------------------------------------

Financing Activities
    Net increase in deposits                                        8,435,207      19,678,772       1,679,554
    Cash settlement of options                                       (123,750)           --              --
    Payment for fractional shares                                      (1,918)           --              --
    Proceeds from sale of stock to ESOP                                40,083            --              --
    Net increase (decrease) in federal funds purchased                   --          (793,000)        793,000
    Dividends paid                                                   (232,000)       (201,250)       (171,000)
    Net proceeds from issuance of common stock                        209,300       1,113,308          11,720
                                                                 --------------------------------------------
              Net cash provided by financing activities          $  8,326,922    $ 19,797,830    $  2,313,274
                                                                 --------------------------------------------

                                   (Continued)

COMMUNITY BANKSHARES INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
Years Ended December 31, 1996, 1995 and 1994

                                                                     1996            1995           1994
--------------------------------------------------------------------------------------------------------------
                 Increase (decrease) in cash and cash
                    equivalents                                  $  1,077,550    $  3,943,702    $ (5,904,651)

Cash and cash equivalents, beginning                               13,652,418       9,708,716      15,613,367
                                                                 --------------------------------------------

Cash and cash equivalents, ending                                $ 14,729,968    $ 13,652,418    $  9,708,716
                                                                 --------------------------------------------


Supplemental Disclosure Of Cash Flow Information
    Interest paid                                                $  5,366,926    $  4,980,649    $  3,712,327
                                                                 --------------------------------------------
    Income taxes paid                                            $  1,811,649    $  1,191,836    $    803,000
                                                                 --------------------------------------------

Supplemental Disclosure Of Noncash Investing
    Activities
       Acquisition of other real estate:
          Purchase price                                         $  1,082,521    $    545,882    $     25,000
          Reduction of loans                                         (848,861)       (216,982)        (25,000)
                                                                 --------------------------------------------
              Cash paid to acquire other real estate             $    233,660    $    328,900    $       --
                                                                 --------------------------------------------

       Sale of other real estate:
          Sales price, net of closing cost                       $  1,119,714    $     35,000    $    150,838
          Increase in loans                                          (554,158)        (35,000)       (131,235)
                                                                 --------------------------------------------
              Cash proceeds from sale of other real estate       $    565,556    $       --      $     19,603
                                                                 --------------------------------------------



See Notes to Consolidated Financial Statements.

COMMUNITY BANKSHARES INCORPORATED


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.  Significant Accounting Policies

Nature of operations: Community Bankshares Incorporated is a bank holding company headquartered in Petersburg, Virginia. The Corporation's subsidiaries, The Community Bank and Commerce Bank of Virginia, provide a variety of financial services to individuals and corporate customers from its branches located throughout the Richmond Metropolitan Area and Southside Virginia.

Consolidation and basis of financial statement presentation: The accompanying consolidated financial statements include the accounts of Community Bankshares Incorporated, and its subsidiaries, The Community Bank and Commerce Bank of Virginia. All significant intercompany transactions and balances have been eliminated in consolidation.

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

The Corporation maintains amounts due from banks which, at times, may exceed federally insured limits. The Corporation has not experienced any losses in such accounts.

Investment securities: Securities are classified as held to maturity when management has the positive intent and the Corporation has the ability at the time of purchase to hold them until maturity. These securities are carried at cost adjusted for amortization of premium and accretion of discount, computed by the straight-line method over their contractual lives. If the interest method of accounting for amortization of premiums and accretion of discounts was used, it would not have a material effect on the consolidated financial statements. Gains and losses on the sale of such securities are determined by the specific identification method.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Securities to be held for indefinite periods of time and not intended to be held to maturity or on a long-term basis are classified as available for sale and accounted for at market value on an aggregate basis. These include securities used as part of the Corporation's asset/liability management strategy and may be sold in response to changes in interest rates, prepayment risk, the need or desire to increase capital, to satisfy regulatory requirements and other similar factors. Unrealized gains or losses are reported as increases or decreases in stockholders' equity, net of the related deferred tax effect. Realized gains and losses of securities available for sale are included in net securities gains (losses) based on the specific identification method.

Trading securities, which are generally held for the short term in anticipation of market gains, are carried at fair value. Realized and unrealized gains and losses on trading account assets are included in interest income on trading account securities. The Corporation held no trading securities during the years ended December 31, 1996, 1995, and 1994.

Loans and allowance for loan losses: Loans are stated at the amount of unpaid principal, reduced by unearned discount and fees and an allowance for possible loan losses.

Unearned interest on discounted loans is amortized to income over the life of the loans, using the interest method. For all other loans, interest is accrued daily on the outstanding balances.

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. The allowance is increased by provisions charged to operating expense and reduced by net charge-offs. The Corporation makes periodic credit reviews of the loan portfolio and considers current economic conditions, historical loss experience, review of specific problem loans and other factors in determining the adequacy of the allowance balance.

Loan origination and commitment fees and certain direct loan origination costs are being deferred and the net amount amortized as an adjustment of the related loan's yield. The Corporation is generally amortizing these amounts over the average contractual life of the related loans.

Effective January 1, 1995, the Corporation adopted the SFAS No. 114, "Accounting by Creditors for Impairment of a Loan". This Statement, as amended by SFAS No. 118, generally requires impaired loans to be measured on the present value of expected future cash flows discounted at the loan's effective interest rate or as an expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. A loan is impaired when it is probable the creditor will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement.

Individually identified impaired loans are measured based on the present value of payments expected to be received, using the historical effective loan rate as the discount rate. Alternatively, measurement also may be based on observable market prices or, for loans that are solely dependent on the collateral for repayment, measurement may be based on the fair value of the collateral. The Corporation does not aggregate loans for risk classification. Loans that are to be foreclosed are measured based on the fair value of the collateral. If the recorded investment in the impaired loan exceeds the measure of fair value, a valuation allowance is established as a component of the allowance for credit losses. Prior to 1995, the allowance for loan losses for all loans which would have qualified as impaired under the new accounting standard was primarily based upon the estimated fair market value of the related collateral, therefore, there is no impact on the comparability of credit risk information.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The basic policy of the Corporation is to charge off loans when the loss can be readily determined. Changes in the allowance for loan losses relating to impaired loans are charged or credited to the provision for loan losses.

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

When a loan is classified as nonaccrual, all interest receivable on that particular loan is charged back to income at that time. When the future collectibility of the recorded loan balance is expected, interest income may be recognized on a cash basis. On charged-off loans, cash receipts in excess of the amount charged to the allowance for loan losses are recognized as income on the cash basis.

Bank premises and equipment: Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Expenditures for betterments and major renewals are capitalized and ordinary maintenance and repairs are charged to operations as incurred.

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

Earnings per share: All per share calculations are based on the weighted average number of shares outstanding of common and common equivalent shares during each year. Calculations are based on 1,964,894 shares outstanding in 1996, 1,853,627 shares outstanding in 1995, and 1,798,073 shares outstanding in 1994.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Current accounting developments: In June 1996, the Financial Accounting Standards Board issued its Statement of Financial Accounting Standards No. 125 (SFAS 125), "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This Statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. After a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. In addition, a transfer of financial assets in which the transferor surrenders control over those assets is accounted for as a sale to the extent that consideration other than beneficial interests in the transferred assets is received in exchange. SFAS 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and is to be applied prospectively. Management does not expect the application of this pronouncement to have a material effect on the consolidated financial statements of the Corporation.

Reclassifications: Various items in the consolidated statements of income and cash flows for the years ended December 31, 1995 and 1994 have been reclassified to conform to the classifications used at December 31, 1996. These reclassifications have no effect on net income.

Note 2.  Securities

A summary of the amortized cost and estimated market values of investment securities is as follows:


                                                              December 31, 1996
                                           ------------------------------------------------------
                                                           Gross         Gross          Estimated
                                            Amortized    Unrealized    Unrealized        Market
                                             Cost          Gains         Losses           Value
                                           ------------------------------------------------------

Available for Sale
    U. S. Treasury and agency securities   $12,134,231   $   8,412    $   (187,418)   $11,955,225
    Mortgage-backed securities               5,932,769       5,053         (50,215)     5,887,607
    State and County Municipal Bonds         1,179,144       6,758          (2,260)     1,183,642
    Other                                      310,825        --              --          310,825
                                           ------------------------------------------------------
                                           $19,556,969   $  20,223    $   (239,893)   $19,337,299
                                           ======================================================

Held to Maturity
    U. S. Treasury and agency securities   $ 2,449,331   $   6,213    $    (21,339)   $ 2,434,205
    Mortgage-backed securities              13,028,030      46,342        (145,836)    12,928,536
    Corporate securities                       399,936       3,048            --          402,984
    State and County Municipal Bonds         1,008,517      24,502          (5,542)     1,027,477
                                           ------------------------------------------------------
                                           $16,885,814   $  80,105    $   (172,717)   $16,793,202
                                           ======================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The amortized cost and estimated market values at December 31, 1996, by contractual maturity, are as follows:

                                                                      Estimated
                                                       Amortized        Market
                                                          Cost          Value

Available for Sale
    Due in one year or less                            $   425,942   $   425,980
    Due after one year but less than five years          5,879,998     5,825,959
    Due after five years but less than ten years         7,893,993     7,768,958
    Due after ten years                                  5,357,036     5,316,402
                                                       -------------------------
                                                       $19,556,969   $19,337,299
                                                       -------------------------

Held to Maturity
    Due in one year or less                            $ 1,877,061   $ 1,886,542
    Due after one year but less than five years          1,172,878     1,162,523
    Due after five years but less than ten years         2,053,948     2,040,960
    Due after ten years                                 11,781,927    11,703,177
                                                       -------------------------
                                                       $16,885,814   $16,793,202
                                                       -------------------------


The amortized cost and fair market value of mortgage-backed securities are presented in the available-for-sale and held-to-maturity categories by contractual maturity in the preceding table. Expected maturities will differ from contractual maturities because borrowers may have the right to call or repay obligations without call or prepayment penalties.

A summary of the amortized cost and estimated market values of investment securities is as follows:


                                                               December 31, 1995
                                           ------------------------------------------------------
                                                             Gross         Gross       Estimated
                                            Amortized      Unrealized    Unrealized      Market
                                               Cost           Gains         Losses        Value
                                           ------------------------------------------------------

Available for Sale
    U. S. Treasury and agency securities   $ 5,253,137   $  51,368    $     (3,970)   $ 5,300,535
    Mortgage-backed securities               5,318,010      89,212          (6,006)     5,401,216
    Other                                      273,550        --              --          273,550
                                           ------------------------------------------------------
                                           $10,844,697   $ 140,580    $     (9,976)   $10,975,301
                                           ------------------------------------------------------

Held to Maturity
    U. S. Treasury and agency securities   $ 7,990,490   $  48,438    $     (9,883)   $ 8,029,045
    Mortgage-backed securities              12,899,676     139,000         (81,696)    12,956,980
    Corporate securities                     1,256,485      13,647            (392)     1,269,740
    State and County Municipal Bonds         1,135,450      41,585          (2,015)     1,175,020
                                           ------------------------------------------------------
                                           $23,282,101   $ 242,670    $    (93,986)   $23,430,785
                                           ------------------------------------------------------


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Proceeds from sales of securities available for sale were $191,946, $78,700 and $87,800 during 1996, 1995 and 1994, respectively, resulting in gross gains of $6,047, $29,763 and $47,800 and no losses.

Securities with an amortized cost of $4,878,208 and $7,697,795 and a market value of $4,792,546 and $7,697,647 as of December 31, 1996 and 1995,
respectively, were pledged as collateral to secure public funds as required by law.

Note 3.  Loans

Major classifications of loans are summarized as follows:

                                                            December 31,
                                            -------------------------------------
                                                      1996               1995
                                            -------------------------------------

Commercial                                      $   12,496,652    $   11,971,254
Installment                                          8,354,731        10,348,203
Real estate                                         93,129,107        84,941,282
Other                                                3,332,970         2,529,000
                                            -------------------------------------
                                                   117,313,460       109,789,739
Less unearned discount                                (932,151)       (1,148,964)
                                            -------------------------------------
                                                   116,381,309       108,640,775
Allowance for loan losses                           (1,246,069)       (1,235,614)
                                            -------------------------------------
    Loans, net                                  $  115,135,240    $  107,405,161
                                            -------------------------------------


An analysis of the transactions in the allowance for loan losses is given below:


                                                                   Years Ended
                                                                   December 31,
                                            ----------------------------------------------------
                                                     1996             1995              1994
                                            ----------------------------------------------------

Balance, beginning of year                     $   1,235,614    $    1,099,233  $       938,383
Loans charged off                                   (568,967)         (357,934)        (251,774)
Recoveries credited to reserve                       177,922            52,315          146,786
Provision charged to operations                      401,500           442,000          265,838
                                            ----------------------------------------------------
Balance, end of year                           $   1,246,069    $    1,235,614  $     1,099,233
                                            ----------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 1996 and 1995, the Corporation had loans totaling approximately $736,000 and $426,000, respectively, for which impairment had been recognized. Of the total loans impaired, $51,000 and $64,000, respectively, were valued on the present value of future cash flows and $685,000 and $362,000, respectively, were valued according to the underlying collateral. The average balance of the impaired loans amounted to approximately $888,000 and $460,500 for the years ended December 31, 1996 and 1995, respectively. The allowance for loan losses related to these loans totaled approximately $184,000 and $174,000 at December 31, 1996 and 1995, respectively. The following is a summary of cash receipts on these loans and how they were applied for the years ended December 31:

                                                                          1996          1995
                                                                   ---------------------------

Cash receipts applied to reduce principal balance                     $   52,008   $   14,683
Cash receipts recognized as interest income                               66,584       10,241
                                                                   ---------------------------
        Total cash receipts                                            $ 118,592   $   24,924
                                                                   ---------------------------


At December 31, 1996 and 1995, the Corporation had nonaccrual loans of approximately $240,000 and $220,000, respectively. If interest on these loans had been recognized at the original interest rates, interest income would have increased approximately $6,000 and $12,000 in 1996 and 1995, respectively.

Note 4.  Bank Premises and Equipment

Major classifications of bank premises and equipment are summarized as follows:


                                                        December 31,
                                            -------------------------------
                                                 1996            1995
                                            -------------------------------

Land                                           $    423,647   $    423,647
Bank premises                                     2,628,585      2,587,190
Furniture and equipment                           2,678,089      2,567,542
                                            -------------------------------
                                                  5,730,321      5,578,379
Less accumulated depreciation                     3,077,711      2,730,398
                                            -------------------------------
                                                $ 2,652,610   $  2,847,981
                                            -------------------------------

Note 5.  Maturities of Certificates of Deposits

The scheduled maturities of certificates of deposits at December 31, 1996 are as follows:

Year Ended December 31,
-----------------------
    1997                              $ 39,571,495
    1998                                 6,940,304
    1999                                 2,838,452
    2000                                 5,059,951
    2001                                 1,754,300
                                   ----------------
                                      $ 56,164,502
                                   ----------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6.  Income Taxes

The components of the income tax provision for the years ended December 31, 1996, 1995 and 1994 are as follows:

                                     1996          1995           1994
                          ------------------------------------------------

Currently payable             $   1,404,535   $  1,302,586   $     921,286
Deferred                             17,762         (78,694)       (35,667)
                          -------------------------------------------------
                              $   1,422,297   $  1,223,892   $     885,619
                          -------------------------------------------------


A reconciliation of the expected income tax expense computed at 34 percent to the income tax expense included in the consolidated statements of income is as follows:



                                                                     Years Ended
                                                                     December 31,
                                                     ---------------------------------------
                                                         1996           1995        1994
                                                     ---------------------------------------


Tax provision computed by applying current Federal
    income tax rates to income before income taxes   $ 1,522,660    $ 1,216,708    $ 912,716
Cash settlement of nonstatutory stock options            (42,075)          --           --
Exercise of nonstatutory stock options                   (72,400)          --           --
Municipal bond interest                                  (13,900)        (9,562)     (22,000)
Other                                                     28,012         16,746       (5,097)
                                                     ---------------------------------------
                                                     $ 1,422,297    $ 1,223,892    $ 885,619
                                                     ---------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The deferred income taxes result from timing differences in the recognition of certain income and expense items for tax and financial reporting purposes. The sources of these timing differences and their related tax effect are as follows:


                                                                Years Ended
                                                                December 31,
                                                      --------------------------------
                                                        1996        1995        1994
                                                      --------------------------------

Difference between the depreciation methods
    used for financial statements and for income
    tax purposes                                      $ (3,905)   $ 26,951    $(21,200)
Difference between loan loss provision charged
    to operating expense and the bad debt deduction
    taken for income tax purposes                        5,599     (46,140)    (54,642)
Accretion of discount recognized on financial
    statements but not recognized for income tax
    purposes until realized                                631         708         749
Difference between accrual method used for
    financial statement and cash method used
    for income tax purposes                                907     (20,448)     54,032
Deferred compensation                                   14,530     (39,765)    (14,606)
                                                      --------------------------------
                                                      $ 17,762    $(78,694)   $(35,667)
                                                      --------------------------------


Net deferred tax assets consist of the following components as of December 31:


                                                              1996        1995
                                                            --------------------

Deferred tax assets:
    Allowance for loan losses                               $311,225    $316,824
    Deferred compensation                                     79,758      94,288
    Unrealized loss on available for sale securities          74,688        --
                                                            --------------------
                                                            $465,671    $411,112
                                                            --------------------

Deferred tax liabilities:
    Accrual to cash  basis adjustment                       $130,887    $130,031
    Investment securities                                     10,300       9,669
    Property and equipment                                    35,102      39,007
    Unrealized gain on available for sale securities            --        44,406
                                                            --------------------
                                                            $176,289    $223,113
                                                            --------------------

Deferred tax assets, net                                    $289,382    $187,999
                                                            --------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7.  Deferred Compensation Agreements

The Community Bank had deferred compensation agreements for certain officers providing for payments upon retirement, death or disability. During the year ended December 31, 1996, the Board of Directors of The Community Bank voted to cancel all individual contracts that were not vested as of December 31, 1995. In addition, the Board voted to accelerate the liquidation of the vested contracts by making full and complete payment during January 1996. These agreements consisted of individual contracts with specific terms determined on an individual-by-individual basis. The estimated actuarial values of the benefits were being charged to operations over the period from the effective dates of each agreement to the normal retirement dates of the officers. Contributions amounted to $44,201 and $20,412 for the years ended December 31, 1995 and 1994, respectively.

Commerce Bank of Virginia has a Deferred Compensation Plan (the Plan) for the benefit of its directors. Contributions amounted to approximately $23,700, $38,900 and $24,000 for the years ended December 31, 1996, 1995 and 1994, respectively. The Plan provides each director with an annual benefit payment upon attaining 70 years of age. In addition, benefit payments are available upon early retirement, termination and death as defined by the Plan document.

During 1995,  Commerce  Bank of Virginia  adopted a Deferred  Compensation  Plan
(Officers' Plan) for the benefit of certain officers. Contributions of approximately $29,200 and $28,000 were made to the Plan during the years ended December 31, 1996 and 1995, respectively. The Officers' Plan provides each covered officer an annual benefit payment upon retirement. In addition, benefit payments are available upon death or early termination as defined by the Plan document.

Note 8.  Employee Benefit Plans

Effective January 1, 1993, the Corporation through its subsidiary, The Community Bank, established an Employee Stock Ownership Plan with 401(K) provisions by restating, amending and consolidating the Employee Stock Ownership Plan originally effective January 1, 1987, and the Profit-Sharing and Thrift Plan originally effective December 31, 1981. All participants of the pension plans are eligible to participate. Thereafter, each employee will become eligible to participate in the plan on the first anniversary date, December 31, following their initial date of service. The employee must be at least 18 years old and be employed in a full-time position requiring at least 1,000 hours of service for the plan year ending on that anniversary date. The Corporation matches 75% of employee contributions up to 5% of the participant's compensation. Annual contributions to the ESOP are made at the discretion of the Board of Directors.

During the year ended December 31, 1995, the ESOP purchased additional shares through the proceeds of a $365,500 direct bank loan. The shares purchased were pledged as collateral for its debt. As the debt is repaid, shares are released and allocated to participants. The Company accounts for its ESOP in accordance with Statement of Position 93-6. Accordingly, the shares pledged are reported as unearned ESOP shares in the balance sheet. As shares are released, the Company reports compensation expense equal to the current market price of the shares, and the shares then become outstanding for earnings per share (EPS) computation. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings. Dividends on unallocated ESOP shares are recorded as a reduction of debt and interest.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Compensation expense for the 401(k) match and the ESOP was $143,600, $105,000 and $90,000 for the three years ended December 31, 1996, 1995 and 1994, respectively. The ESOP shares as of December 31 were as follows:

                                                    1996          1995
                                              ----------------------------

Allocated shares                                    154,551       138,344
Unreleased shares                                    21,755        30,515
                                              ----------------------------
                                                    176,306       168,859
                                              ----------------------------

Fair value of unreleased shares                   $ 386,151   $   404,327
                                              ----------------------------

In addition, the Corporation through its subsidiary, Commerce Bank of Virginia, sponsors a non-contributory Employee Stock Ownership Plan (ESOP) covering substantially all employees. Contributions to the ESOP, which are recorded as compensation expense, and can be cash or stock at fair value, are at the discretion of the Board of Directors and amounted to $50,000, $40,000 and $30,000 for the years ended December 31, 1996, 1995 and 1994, respectively. At December 31, 1996, there were 21,500 shares allocated to participants which are considered outstanding for purposes of computation of earnings per share.

Effective June 1, 1992, the Commerce Bank of Virginia adopted a 401(k) profit-sharing plan (the Plan) covering substantially all employees. Participants may contribute up to 15% of their compensation to the Plan. The Bank contributes 50% of the participant's contribution, up to 6% of the participant's compensation, as a matching contribution. Contributions to the Plan by the Bank were approximately $23,500, $16,800 and $12,100 for the years ended December 31, 1996, 1995 and 1994, respectively.

Note 9.  Business Combination

On July 1, 1996, the Corporation acquired Commerce Bank of Virginia in a business combination accounted for as a pooling of interests. Commerce Bank of Virginia, a state-chartered member bank, became a wholly-owned subsidiary of the Corporation through the exchange of 741,080 shares of the Corporation's common stock for all of the outstanding stock of Commerce Bank of Virginia. The accompanying consolidated financial statements for 1996 are based on the assumption that the companies were combined for the full year, and the consolidated financial statements for prior years have been restated to give effect to the combination.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Summarized results of operations of the separate companies for the period from January 1, 1996 through July 1, 1996, the date of acquisition, are as follows:

                                                   Community        Commerce
                                                   Bankshares        Bank of
                                                 Incorporated       Virginia
                                              ---------------------------------

Net interest income                             $   2,384,082    $   1,728,000
                                              ---------------------------------

Net income                                      $     862,955    $     537,750
                                              ---------------------------------

Following is a reconciliation of the amounts of net interest income and net income previously reported for 1995 and 1994 with restated amounts:


                                                           Year Ended
                                                           December 31,
                                                 ---------------------------------
                                                       1995            1994
                                                 ---------------------------------

Net interest income:
    As previously reported                          $   4,472,171   $   3,783,609
    Acquired company                                    3,112,761       2,705,127
                                                 ---------------------------------
    As restated                                     $   7,584,932   $   6,488,736
                                                 ---------------------------------

Net income:
    As previously reported                          $   1,622,996   $   1,312,012
    Acquired company                                      731,666         486,829
                                                 ---------------------------------
    As restated                                     $   2,354,662   $   1,798,841
                                                 ---------------------------------


Note 10.  Agreement and Plan of Reorganization

On January 14, 1997, the Board of Directors entered into an Agreement and Plan of Reorganization (the Plan) with County Bank of Chesterfield to combine their businesses. County Bank of Chesterfield is a Virginia state chartered bank with its principal office located in Chesterfield, Virginia. The combination of the two companies will be consummated through a Share Exchange under Virginia law. Under the terms of the Plan, County Bank of Chesterfield would become a wholly-owned subsidiary of Community Bankshares Incorporated. For each share owned, the shareholders of County Bank of Chesterfield would receive 1.1054 shares of stock of Community Bankshares Incorporated. It is anticipated that the transaction will qualify for and be accounted for as a pooling of interests. The stockholders of Community Bankshares Incorporated and County Bank of Chesterfield will be asked to consider and vote on the proposed Plan at their Annual Meetings. If adopted by the shareholders, it is anticipated that the transaction will become effective late in the second quarter of 1997. The proposed transaction is subject to approval by regulatory authorities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

If the transaction had been consummated prior to December 31, 1996, the accompanying consolidated financial statements would have included the financial position and results of operations of County Bank of Chesterfield. Interest income, net income, and net income per share for the three years ended December 31, 1996 would have been as follows:



                                                     1996          1995          1994
                                                  --------------------------------------
                                                   (in thousands, except per share data)

Interest income                                     $  20,060   $  18,176   $    14,922
Net income                                          $   3,887   $   2,980   $     2,313
Earnings per common and common equivalent share     $    1.37   $    1.18   $      0.97
Earnings per common share, assuming full dilution   $    1.36   $    1.18   $      0.97


Note 11.  Employment Agreements

The Corporation has entered into employment agreements with certain officers which expire at dates through June 30, 1998. These agreements, which contain continual self-renewing terms of one year subject to cancellation by the Corporation, provide minimum salaries during the terms of the agreements and certain severance benefits if a change of control and termination occurs as defined in the agreements. The maximum severance benefits payable, if such a termination upon change in control occurred at December 31, 1996, would have been approximately $900,000.

Note 12.  Incentive Compensation Plans

The Community Bank maintains a Cash Incentive Plan for certain employees and directors of the Bank. The Plan sets forth predetermined award pools for each group of participants. The level of the award pool is dependent upon the Bank attaining certain returns on average assets for the year. The amounts awarded under the Plan for the years ended December 31, 1996, 1995 and 1994 were $146,294, $146,294 and $151,860, respectively.

Note 13.  Incentive Stock Option and Nonstatutory Stock Option Plan

The Corporation has a Stock Plan that provides for the grant of Incentive Stock Options and the grant of Nonstatutory Stock Options and Stock Appreciation Rights. This Plan was adopted to encourage key officers and directors to acquire or to increase their acquisition of the Corporation's common stock, thus increasing their personal and proprietary interest in the Corporation's continued success. The options were granted at the market value on the date of each grant. Options may be exercised from date of grant through periods ending July 20, 2003 through October 18, 2004.

The Corporation did not grant any options during the years ended December 31, 1996 and 1995. Therefore, the transition provisions of FASB Statement 123 would not be applicable.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents a summary of options under the Plan at December 31:


                                                                             Shares Under Options
                                                                --------------------------------------------
                                                Option Price         1996            1995            1994
                                    ------------------------------------------------------------------------

Outstanding, beginning of year                $6.25 - $  9.75       203,705         213,705         206,795
       Options granted                                   9.75            --              --          10,000
       Options exercised                       6.25 -   12.12       (43,705)        (10,000)         (3,090)
       Cash settlement of options                        6.25       (10,000)             --              --
                                    ------------------------------------------------------------------------
Outstanding, end of year                      $6.25 - $ 9.75        150,000         203,705         213,705
                                    ------------------------------------------------------------------------



Note 14.  Life Insurance

The Community Bank is owner and designated beneficiary on life insurance in the face amount of $3,109,000 maintained on certain of its officers and directors. At December 31, 1996, the cash surrender value of these policies was $491,764 which is included in other assets.

During the third quarter of 1994, the Bank was notified that the life insurance carrier for the above policies, Confederation Life Insurance Company, had been placed under regulatory control. Regulators have said that the insurance company will continue to pay claims made; however, it will restrict access to cash value until further notice. Rehabilitators and management are of the opinion that no losses will occur as a result of the insurance company's rehabilitation and accordingly, a provision for possible losses due to asset impairment is not reflected in the accompanying consolidated financial statements.

Note 15.  Fair Value of Financial Instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", requires corporations to disclose the fair value of its financial instruments, whether or not recognized in the balance sheet, where it is practical to estimate that value.

Fair value estimates made as of December 31, 1996 are based on relevant market information about the financial instruments. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Corporation's entire holding of a particular financial instrument. In cases where quoted market prices are not available, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for cash and short-term instruments approximate those assets' fair values.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Accrued interest receivable and accrued interest payable: The carrying amounts reported in the consolidated balance sheets for accrued interest receivable and accrued interest payable approximate their fair values.

Deposit liabilities: The fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, NOW, savings, and money market deposits, was, by definition, equal to the amount payable on demand as of December 31, 1996. The fair value of certificates of deposit was based on the discounted value of contractual cash flows, calculated using the discount rates that equaled the interest rates offered at the valuation date for deposits of similar remaining maturities.

The following is a summary of the carrying amounts and estimated fair values of the Corporation's financial assets and liabilities to include off-balance sheet financial instruments as December 31:

                                                                  1996                          1995
                                                       ------------------------------------------------------------
                                                            Carrying      Estimated       Carrying      Estimated
                                                             Amount       Fair Value       Amount       Fair Value
                                                       ------------------------------------------------------------
Financial assets:
    Cash and due from banks, noninterest bearing          $  9,337,968   $  9,337,968   $  7,608,418   $  7,608,418
    Federal funds sold and other short-term investments      5,392,000      5,392,000      6,044,000      6,044,000
    Securities available for sale                           19,337,299     19,337,299     10,975,301     10,975,301
    Investment securities                                   16,885,814     16,793,202     23,282,101     23,430,785
    Loans, net of reserve for credit losses                115,135,240    115,729,000    107,405,161    107,223,000
    Accrued interest receivable                              1,081,163      1,081,163        982,274        982,274

Financial liabilities:
    Deposits                                              $152,006,298   $153,331,000   $143,571,091   $144,156,000
    Accrued interest payable                                   478,090        478,090        489,824        489,824



At December 31, 1996, the Corporation had outstanding standby letters of credit and fixed and variable rate commitments to extend credit. For fair value, the fixed rate loan commitments were considered based on committed rates versus market rates for similar transactions. Due to market constraints, rates have remained relatively unchanged on these products, therefore, management has determined fair value to be the same as the committed value. Standby letters of credit and variable rate commitments are generally exercisable at the market rate prevailing at the date the underlying transaction will be completed, and therefore, they were deemed to have no current fair market value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16.  Commitments and Contingencies

Financial instruments with off-balance-sheet risk:

The Corporation is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets.

The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Corporation uses the same credit policies in making commitments and conditional obligations as they do for on-balance-sheet instruments. A summary of the Corporation's commitments at December 31, 1996 and 1995 is as follows:

                                                  1996             1995
                                          ----------------------------------

Commitments to extend credit                   $ 19,663,000    $ 15,871,000
Standby letters of credit                         2,248,000       2,251,000
                                          ----------------------------------
                                               $ 21,911,000    $ 18,122,000
                                          ----------------------------------


Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. The Corporation evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, and residential and commercial real estate.

Standby letters of credit are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required in instances which the Corporation deems necessary.

Fixed-rate commitments were $4,851,000 and $4,438,000 as of December 31, 1996 and 1995, respectively. The average rates charged on the fixed-rate commitments were 8.5% - 10.5% for the years then ended.

All of the Corporation's loans, commitments to extend credit, and standby letters of credit have been granted to customers within the state and, more specifically, its local geographic area of Virginia. The concentrations of credit by type of loan are set forth in Note 3.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Lease commitments:

The Corporation leases land, tenant space and certain equipment under operating leases expiring at various dates to 2006. Total rental expense amounted to approximately $101,300, $85,700 and $101,900 for the years ended December 31, 1996, 1995 and 1994, respectively. At December 31, 1996, minimum annual lease payments in the aggregate were as follows:

Year Ended December 31,
-----------------------
    1997                     $       94,400
    1998                             62,800
    1999                             15,000
    2000                             15,000
    2001                             15,000
    Thereafter                       61,000
                            ---------------
                             $      263,200
                            ---------------

Note 17.  Related Party Transactions

At December 31, 1996, loans to officers and directors and corporations in which officers and directors own a significant interest totaled $6,208,247. All such loans were made in the normal course of business on substantially the same terms, including interest and collateral, as those prevailing at the time for comparable transactions.

An analysis of these related party transactions is as follows:

                                           Balance                                             Balance
                                         December 31,                                        December 31,
                                             1995            Additions      Repayments            1996
                                       ------------------------------------------------------------------

Directors                                $    2,979,084   $  5,124,234    $  2,361,911    $    5,741,407
Officers and Employees                          495,548        446,327         475,035           466,840
                                       ------------------------------------------------------------------
                                         $    3,474,632   $  5,570,561    $  2,836,946    $    6,208,247
                                       ------------------------------------------------------------------

Note 18.  Capital Stock and Common Stock Split

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 19.  Regulatory Matters

The Corporation is subject to various regulatory capital requirements administered by its primary federal regulator, the Federal Reserve Bank. Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation must met specific capital guidelines that involve quantitative measures of the Corporation's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Corporation's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation to maintain minimum amounts and ratios as set forth in the table below of total and Tier I capital as defined in the regulations to risk-weighted assets as defined, and of Tier I capital as defined to average assets as defined. Management believes, as of December 31, 1996, that the Corporation meets all capital adequacy requirements to which it is subject.

As of December 31, 1996, the most recent notification from the Federal Reserve Bank categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Corporation must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Bank's actual capital amounts and ratios are also presented in the table.

                                                                                                           To Be Well Capitalized
                                                                                        For Capital        Under Prompt Corrective
                                                                Actual               Adequacy Purposes          Action Provisions
                                                     -----------------------------------------------------------------------------
                                                           Amount   Ratio            Amount      Ratio           Amount    Ratio
                                                     -----------------------------------------------------------------------------
                                                                                    (Dollars in Thousands)
As of December 31, 1996:
     Total Capital
          (to Risk Weighted Assets)                   $     20,139   17.03%    $       9,460      8.00%     $     11,826   10.00%
     Tier I Capital
          (to Risk Weighted Assets)                         18,893   15.98%            4,729      4.00%            7,094    6.00%
     Tier I Capital
          (to Average Assets)                               18,893   11.51%            6,566      4.00%            8,207    5.00%

As of December 31, 1995:
     Total Capital
          (to Risk Weighted Assets)                         17,041   15.09%            9,034      8.00%           11,293   10.00%
     Tier I Capital
          (to Risk Weighted Assets)                         15,806   14.00%            4,516      4.00%            6,774    6.00%
     Tier I Capital
          (to Average Assets)                               15,806   10.29%            6,144      4.00%            7,680    5.00%


Banking laws and regulations limit the amount of dividends that may be paid without prior approval of the Corporation's regulatory agency. Under that limitation, the Corporation's subsidiaries could have declared additional dividends of approximately $6,135,860 in 1996 without regulatory approval.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20.  Parent Corporation

Financial statements for Community Bankshares Incorporated (not consolidated) are presented below.

COMMUNITY  BANKSHARES  INCORPORATED
(Parent  Corporation  Only)
Balance Sheets
December 31, 1996 and 1995


ASSETS                                                              1996           1995
--------------------------------------------------------------------------------------------
     Cash                                                       $    535,614    $     82,075
     Investment in subsidiaries                                   18,403,205      16,171,348
     Other assets                                                    116,536           5,000
                                                                ----------------------------
                   Total assets                                 $ 19,055,355    $ 16,258,423
                                                                ----------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
     Liabilities:
          Guaranteed debt of Employee Stock Ownership Trust     $    240,000    $    330,000
          Other liabilities                                           67,236          36,002
                                                                ----------------------------
                                                                     307,236         366,002
                                                                ----------------------------

     Stockholders' equity:
          Common stock, par value $3 per share, authorized
              4,000,000 shares; issued 1996 1,901,080 shares;
              1995 1,853,975 shares                                5,703,240       5,561,925
          Surplus                                                  1,712,201       1,688,322
          Retained earnings                                       11,716,193       8,885,976
          Net unrealized gain (loss) on securities available
              for sale held by subsidiaries, net of taxes           (144,982)         86,198
                                                                ----------------------------
                                                                  18,986,652      16,222,421

          Unearned ESOP shares                                      (238,533)       (330,000)
                                                                ----------------------------

                   Total stockholders' equity                     18,748,119      15,892,421
                                                                ----------------------------

                   Total liabilities and stockholders' equity   $ 19,055,355    $ 16,258,423
                                                                ----------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

COMMUNITY BANKSHARES INCORPORATED
(Parent Corporation Only)
Statements of Income
Years Ended December 31, 1996, 1995 and 1994


                                                     1996          1995        1994
---------------------------------------------------------------------------------------
Income:
     Dividends from subsidiaries                 $   880,520    $  140,000   $  171,000
     Gain on sale of securities                         --          29,763       47,800
                                                 --------------------------------------
                                                     880,520       169,763      218,800
                                                 --------------------------------------

Expenses:
     Professional fees                                87,508        58,353       12,847
     Stationary and supplies                          17,451         3,782        2,008
     Taxes, miscellaneous                                850           850          850
     Other                                             7,738         1,949          324
                                                 --------------------------------------
                   Total expenses                    113,547        64,934       16,029
                                                 --------------------------------------

Income taxes (credits)                               (12,987)        3,002       10,802
                                                 --------------------------------------

                   Income before equity in
                       undistributed income
                       of subsidiaries               779,960       101,827      191,969

Equity in undistributed income of subsidiaries     2,276,154     2,252,835    1,606,872
                                                 --------------------------------------

                   Net income                    $ 3,056,114    $2,354,662   $1,798,841
                                                 --------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 20.  Parent Corporation (Continued)

COMMUNITY BANKSHARES INCORPORATED
(Parent Corporation Only)
Statements of Changes in Stockholders' Equity
Years Ended December 31, 1996, 1995 and 1994


                                                                                                        Unrealized
                                                                                                        Securities     Unearned
                                                               Capital                      Retained       Gain          ESOP
                                                                Stock        Surplus        Earnings      (Loss)        Shares
-------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1994                                     $3,517,560   $ 1,919,285    $  5,793,097    $    --      $    --
     Issuance of common stock pursuant to
          exercise of stock options                               9,270         2,450            --           --           --
     Net income for the year ended
          December 31, 1994                                        --            --         1,798,841         --           --
     Cash dividends declared                                       --            --          (171,000)        --           --
     Unrealized loss on available for
          sale securities, net                                     --            --              --        (14,990)        --
                                                             -------------------------------------------------------------------

Balance, December 31, 1994                                    3,526,830     1,921,735       7,420,938      (14,990)        --
     Issuance of common stock  pursuant to
          exercise of stock options                              15,000        47,500            --           --           --
     Stock split effected in the form of a 100%
          stock dividend                                      1,725,000    (1,036,432)       (688,568)        --
     Proceeds from sale of stock                                295,095       755,519             194         --           --
     Net income for the year ended
          December 31, 1995                                        --            --         2,354,662         --           --
     Cash dividends declared                                       --            --          (201,250)        --
     Unrealized gain on available for sale
          securities, net                                          --            --              --        101,188         --
     Leveraged ESOP stock purchase                                 --            --              --           --       (365,500)
     Release of ESOP shares                                        --            --              --           --         35,500
                                                             -------------------------------------------------------------------

Balance, December 31, 1995                                    5,561,925     1,688,322       8,885,976       86,198     (330,000)
     Issuance of common stock pursuant to
          exercise of stock options                             130,420        78,880            --           --           --
     Cash settlement of options                                    --        (123,750)           --           --           --
     Proceeds from sale of stock to ESOP                         10,895        29,188            --           --           --
     Purchase of fractional shares                                 --          (1,918)           --           --           --
     Net income for the year ended
          December 31, 1996                                        --            --         3,056,114         --           --
     Cash dividends declared                                       --            --          (232,000)        --           --
     Unrealized loss on available for sale
          securities, net                                          --            --              --       (231,180)        --
     Release of ESOP shares                                        --          41,479           6,103         --         91,467
                                                             -------------------------------------------------------------------

Balance, December 31, 1996                                   $5,703,240   $ 1,712,201    $ 11,716,193    $(144,982)   $(238,533)
                                                             -------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 20.  Parent Corporation (Continued)

COMMUNITY BANKSHARES INCORPORATED
(Parent Corporation Only)
Statements of Cash Flows
Years Ended December 31, 1996, 1995 and 1994


                                                                 1996            1995           1994
--------------------------------------------------------------------------------------------------------
Operating Activities
     Net income                                                $ 3,056,114    $ 2,354,662    $ 1,798,841
     Adjustments to reconcile net income to net cash
          provided by operating activities:
          Gain on sale of securities                                  --          (29,763)       (47,800)
          Release of ESOP shares                                    49,049           --             --
          Undistributed earnings of subsidiary                  (2,276,154)    (2,252,835)    (1,606,872)
          Changes in operating assets and liabilities:
              (Increase) decrease in other assets                 (111,536)          --           10,077
              Increase in other liabilities                         31,234         24,700         11,303
                                                               -----------------------------------------
                   Net cash provided by operating activities       748,707         96,764        165,549
                                                               -----------------------------------------

Investing Activities
     Proceeds from sale of investment securities                      --           78,700         87,800
     Purchase of investment securities                                --             --          (48,938)
                                                               -----------------------------------------
              Net cash provided by investing activities               --           78,700         38,862
                                                               -----------------------------------------

Financing Activities
     Cash settlement of options                                   (123,750)          --             --
     Payment of fractional shares                                   (1,918)          --             --
     Dividends paid                                               (232,000)      (201,250)      (171,000)
     Net proceeds from issuance of common stock                     62,500         62,500           --
                                                               -----------------------------------------
              Net cash used in financing activities               (295,168)      (138,750)      (171,000)
                                                               -----------------------------------------

              Increase in cash                                     453,539         36,714         33,411

Cash, beginning                                                     82,075         45,361         11,950
                                                               -----------------------------------------

Cash, ending                                                   $   535,614    $    82,075    $    45,361
                                                               -----------------------------------------

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

Overview

         Net income for the year ended December 31, 1996 of $3.056 million was an increase of 29.8% over the year ended December 31, 1995. The increase in net income during 1996 reflects primarily an increase in the lending volume and an improvement in the rates earned on interest-earning assets. Earnings per share for the year ended December 31, 1996 were $1.55, up from $1.27 for the year ended December 31, 1995. CBI has shown an increase of 162% in net income over the five years ended December 31, 1996, from $1.166 million in 1992 to $3.056 million during 1996. The increase in income over the past five years is attributable to the 49% growth in the loan portfolio. As total assets grew from $110.440 million in 1992 to $172.014 million as of December 31, 1996, net loans grew from $77.144 million to $115.135 million.

         CBI increased net income 31.0% to $2.355 million during 1995 over 1994. This increase was attributable to an increase in the net interest yield and a decrease in the provision for loan losses. Net income during 1994 of $1.798 million was a 31.8% increase over 1993. On a per share basis, net income was $1.00 in 1994.

         CBI's return on average equity and average assets has increased over the past five years. The return on average equity was 17.24% for the year ended December 31, 1996. The return on average equity was 16.38% in 1995, compared to 14.85% for 1994. The return on average assets amounted to 1.86%, 1.53% and 1.31% for the three years ended December 31, 1996, 1995, and 1994, respectively.

Net Interest Income

         Net interest income represents the principal source of earnings for CBI. Net interest income equals the amount by which interest income exceeds interest expense. Changes in the volume and mix of interest-earning assets and interest-bearing liabilities, as well as their respective yields and rates, have a significant impact on the level of net interest income.

         Net interest income increased 12.6% to $8.537 million in 1996. This increase was attributable to a 7.9% growth in average earning assets. The increase in interest-earning assets was due primarily to increases in the securities and lending volume. During the three years ended December 31, 1996, CBI has had a consistent increase in loan demand. It is management's belief that the increase in the lending volume is a result of competitive pricing and, most importantly, responsiveness to loan demands. The ability to make a timely loan decision is an operating characteristic that often allows CBI the opportunity to meet the needs of borrowers before its competitors. Rates earned on average interest earning assets were 9.14% during 1996 as compared to 8.96% one year earlier. This return was a result of increased rates earned on loans. CBI is competitive with rates and origination fees charged on loans. However, since 76.3% of CBI's loan portfolio may be repriced in one year or less, CBI may respond quickly to market changes in rates.

          Interest expense for the year ended December 31, 1996 increased slightly, by 5.1%, to $5.355 million from $5.097 million for the year ended December 31, 1995. This increase was due to an increase of 6.07% in average interest bearing liabilities from $114.247 million during 1995 to $121.181 million in 1996. The interest rate paid on interest-bearing liabilities remained fairly constant for the year, at 4.42% for 1996 compared to 4.46% in 1995.

         Net interest income was $7.585 million for the year ended December 31, 1995, an increase of 16.9% over the $6.489 million reported in 1994. This increase was partially due to the 13.1% increase in interest-earning assets. Again, the increase in the lending volume was the most significant portion of the increase in average interest earning assets with a 10.26% increase. Also contributing to the rise in net interest income was the 9.54% increase in the yield on interest-earning assets, which increased from 8.18% to 8.96%. During 1995 interest expense increased by $1.37 million to $5.097 million. This increase was a result of an increase in rates and deposit volume. As the rates declined during 1994, many depositors elected not to invest in time deposits and opted for short-term interest-bearing demand deposits which paid a lower rate. This trend reversed itself in 1995 as average certificates of deposit and large denomination deposits increased 33.77% or $12.034 million, at the same time demand interest-bearing liabilities increased 5.9% or $2.124 million. This change in the mix of deposits caused CBI to increase its cost of funds for 1995 to 4.46% from 3.62% for 1994.

         Interest income increased 14.83% or $1.324 million from $8.926 million in 1993 to $10.220 million during 1994. This increase was primarily due to an increase in average loans of 14.03% or $11.983 million to $97.419 million during 1994. This increase in loan volume took place at a time when average rates on loans increased only slightly to 8.84% for 1994 from 8.72% during 1993. Interest expense increased 5.93%, from $3.523 million in 1993 to $3.71 million in 1994. The net interest yield for 1994 was 5.18%, up slightly from 4.80% during 1993.

         The following table sets forth CBI's average interest-earning assets (on a tax equivalent basis) and average interest-bearing liabilities, the average yields earned on such assets and rates, paid on such liabilities, and the net interest margin, for the periods indicated:

      Average Balance Sheets, Interest Income and Expense, Yields and Rates

                                                             Years Ended December 31,
                            --------------------------------------------------------------------------------------------
                                         1996                          1995                           1994
                            --------------------------------------------------------------------------------------------
                             Average               Yield/   Average              Yield/   Average               Yield/
                            Balance(6)  Interest  Rate (1) Balance(6)  Interest  Rate    Balance(6)  Interest  Rate (1)
                            ----------  --------  -------- ----------  --------  -----   ----------  --------  --------
                                                                                   (1)
                                                              (Dollars in thousands)

Assets
Interest-earning assets:
  Securities                 $  34,277   $  2,367  6.92%    $  28,645   $  1,767  6.17%   $  24,572   $  1,487  6.05%
  Federal funds sold             4,810        266  5.53%        5,746        376  6.54%       3,369        148  4.39%
  Loans (5)                    113,963     11,349  9.96%      107,413     10,564  9.83%      97,419      8,615  8.84%
                              --------    -------  -----     --------    -------  -----     -------     ------  -----
Total interest-earning
  assets                     $ 153,000   $ 13,982  9.14%    $ 141,804   $ 12,707  8.96%   $ 125,360   $ 10,250  8.18%

Noninterest-earning
  assets:
  Cash and due from banks        6,874                          8,039                         7,969
  Premises and equipment         2,756                          2,691                         2,668
  Other assets                   2,787                          2,280                         2,211
Less allowance for loan
  losses                       (1,251)                        (1,216)                       (1,033)
  Total                        164,166                        153,598                       137,175
                              ========                       ========                      =======
Liabilities and
Stockholders'
  Equity
Interest-bearing
liabilities:
  Money market and  NOW
    accounts                 $  40,039   $  1,245  3.11%    $  38,007   $  1,322  3.48%   $  35,883    $ 1,117  3.11%
  Savings deposits              25,765        956  3.71%       28,049        918  3.27%      30,997        872  2.81%
  Time deposits                 45,409      2,580  5.68%       37,189      2,266  6.09%      28,511      1,449  5.08%
  Large denomination
   deposits                      9,351        548  5.86%       10,481        575  5.49%       7,125        285  4.00%
  Federal funds purchased          617         26  4.21%          521         16  3.07%         592          9  1.52%
                                  ----        ---  -----         ----        ---  -----        ----         --  -----
                             $ 121,181   $  5,355  4.42%    $ 114,247   $  5,097  4.46%   $ 103,108   $  3,732  3.62%
                                         --------                       --------                      --------

Noninterest-bearing
liabilities:
  Demand deposits               24,307                         23,845                        21,154
  Other liabilities                956                          1,130                           803
                                  ----                         ------                          ----
                             $ 146,444                      $ 139,222                     $ 125,065

Stockholders' Equity            17,722                         14,376                        12,110
                               -------                        -------                       -------
  Total                      $ 164,166                      $ 153,598                     $ 137,175
                             =========                      =========                     =========

Net interest earnings                    $  8,627                       $  7,610                      $  6,518
Less tax equivalent
  adjustment                                   90                             25                            29
                                               --                             --                            --
Net Interest income/
  yield (2) (3)                          $  8,537  5.58%                $  7,585  5.35%               $  6,489  5.18%
                                         ========  =====                ========  =====               ========  =====

Interest Spread (4)                                4.72%                          4.50%                         4.56%

---------------
(1)      Computed on an annualized fully taxable equivalent basis.
(2) Net interest income is the difference between income from earning assets and interest expense.
(3) Net interest yield is net interest income divided by total average earning assets.
(4) Interest spread is the difference between the average interest rate received on earning assets and the average interest rate paid for interest-bearing liabilities.
(5)      Average loan balances include non-accrual loans.
(6) Average balances are computed on monthly balances and management believes such balances are representative of the operations of the Bank.

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

                            Volume and Rate Analysis


                                                          Years Ended December 31,
                          ------------------------------------------------------------------------------------------
                                 1996 vs. 1995                 1995 vs. 1994                  1994 vs. 1993
                                 -------------                 -------------                  -------------
                              Increase (decrease)           Increase (decrease)            Increase (decrease)
                              Due to changes in:            Due to changes in:             Due to changes in:
                              ------------------            ------------------             ------------------
                           Volume     Rate    Total(1)   Volume     Rate    Total(1)   Volume     Rate    Total(1)
                           ------     ----    --------   ------     ----    --------   ------     ----    --------
                                                           (Dollars in thousands)

Increase (decrease) in:
Interest income:
   Investment securities,
     taxable              $    369  $    231  $    600  $    250  $     30  $    280  $    355  $   (88)  $    267
   Federal funds sold         (56)      (54)     (110)       135        93       228     (188)        81     (107)
   Loans                       644       141       785       933     1,016     1,949     1,060       104     1,164
                               ---       ---       ---       ---     -----     -----     -----       ---     -----
                          $    957  $    318   $ 1,275   $ 1,318   $ 1,139  $  2,457  $  1,227  $     97  $  1,324
                          --------  --------   -------   -------   -------  --------  --------  --------  --------

Interest expense:
   Savings and time
      deposits            $    305  $   (57)  $    248  $    433  $    925  $  1,358  $    355  $  (154)  $    201
   Federal funds
      purchased                  3         7        10       (1)         8         7         8         -         8
                                 -         -        --       ---         -         -         -         -         -
                          $    308  $   (50)  $    258  $    432  $    933  $  1,365  $    355  $  (154)  $    209
                          --------  --------  --------  --------  --------  --------  ------    --------  --------

Net interest earnings     $    649  $    368   $ 1,017  $    886  $    206  $  1,092  $    864  $    251  $  1,115
                          ========  ========   =======  ========  ========  ========  ========  ========  ========

--------------------------
(1)      Computed on an annualized fully taxable equivalent basis.


Interest Sensitivity

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

         Management evaluates interest sensitivity through the use of a static gap model on a monthly basis and then formulates strategies regarding asset generation and pricing, funding sources and pricing, and off-balance sheet commitments in order to decrease sensitivity risk. These strategies are based on management's outlook regarding interest rate movements, the state of the regional and national economies and other financial and business risk factors. In addition, CBI establishes prices for deposits and loans based on local market conditions and manages its securities portfolio with policies set by itself.

         The following tables present CBI's Interest Rate Sensitivity Analysis as of December 31, 1996 and 1995.

                       Interest Rate Sensitivity Analysis

                                                           December 31, 1996
                                       ----------------------------------------------------------
                                        Within         4-12         1-5         Over
                                       3 Months       Months       Years      5 Years       Total
                                       --------       ------       -----      -------       -----
                                                                     (Dollars in thousands)


Interest-Earning Assets:
  Federal funds sold                    $  5,392     $   --       $   --       $  --      $  5,392
  Investment securities                      529        1,851        6,260      27,600      36,240
  Loans                                   48,591       36,641       30,311         841     116,384
                                        --------     --------     --------     -------    --------

Total interest earning-assets           $ 54,512     $ 38,492     $ 36,571     $28,441    $158,016
-----------------------------           --------     --------     --------     -------    --------

Interest-Bearing Liabilities:
  Deposits:
    Demand                              $ 54,693     $   --       $   --       $  --      $ 54,693
    Savings                               27,478         --           --          --        27,478
    Time deposits,  $100,000 and over      8,501       14,178       11,332        --        34,011
    Other time deposits                    8,583        9,179        5,056        --        22,818
                                        --------     --------     --------     -------    --------

Total interest-bearing liabilities      $ 99,255     $ 23,357     $ 16,388     $  --      $139,000
----------------------------------      --------     --------     --------     -------    --------

Period gap                              $(44,743)    $ 15,135     $ 20,183     $28,441    $ 19,016
                                        =========    ========     ========     =======    ========

Cumulative gap                          $(44,743)    $(29,608)    $ (9,425)    $19,016
                                        =========    =========    =========    =======

Ratio cumulative gap to total
  interest-earning assets                 -28.32%      -18.74%       -5.96%     12.03%
                                         ========     ========      =======     ======


         The December 31, 1996 results of the rate sensitivity analysis show CBI had $44.743 million more in liabilities than assets subject to repricing within three months or less and was, therefore, in a liability-sensitive position. The cumulative gap at the end of one year was a negative $29.608 million, and, therefore in a liability-sensitive position. The one year negative gap position reflects a loan portfolio that is weighted predominantly in shorter maturities. Approximately $88.9 million, or 76.3% of the total loan portfolio, matures or reprices within one year or less. An asset-sensitive institution's net interest margin and net interest income generally will be impacted favorably by rising interest rates, while that of a liability-sensitive institution generally will be impacted favorably by declining rates.

                       Interest Rate Sensitivity Analysis

                                                                    December 31, 1995
                                       ------------------------------------------------------------
                                              Within      4-12       1-5       Over
                                            3 Months     Months     Years    5 Years       Total
                                            --------     ------     -----    -------       -----
                                                                  (Dollars in thousands)

Interest-Earning Assets:
  Federal funds sold                       $   6,044    $   --      $  --      $  --      $  6,044
  Investment securities                        1,201       5,706      5,525     21,723      34,155
  Loans                                       45,203      30,681     31,441      1,316     108,641
                                           ---------    --------    -------    -------    --------

Total interest-earning assets              $  52,448    $ 36,387    $36,966    $23,039    $148,840
                                           ---------    --------    -------    -------    --------

Interest-Bearing Liabilities:
  Deposits:
  Demand                                   $  40,569    $   --      $  --      $  --      $ 40,569
  Savings                                     24,387        --         --         --        24,387
  Time deposits, $ 100,000  and over           2,327       4,233      4,420       --        10,980
  Other time deposits                          9,996      16,888     17,131         88      44,103
                                           ---------    --------    -------    -------    --------

Total interest-bearing liabilities         $  77,279    $ 21,121    $21,551    $    88    $120,039
                                           ---------    --------    -------    -------    --------

Period gap                                 $ (24,831)   $ 15,266    $15,415    $22,951    $ 28,801
                                           =========    ========    =======    =======    ========

Cumulative gap                             $ (24,831)   $ (9,565)   $ 5,850    $28,801
                                           =========    ========    =======    =======

Ratio cumulative gap to total
  interest-earning assets                    -16.68%       -6.43%     3.93%     19.35%
                                             =======       ======     =====     ======

Noninterest Income

         For the year ended December 31, 1996 noninterest income increased by $79,000, or 6.96% to $1.214 million. This increase resulted primarily from a gain on the sale of other real estate in the amount of approximately $55,000.

         Noninterest income for the year ended December 31, 1995 was $1.135 million, a decrease of $96,000 or 7.8% from 1994. This decline is partially attributable to a 5.0% or $50,375 decrease in service charges. CBI marketed "Free Checking" in order to increase deposits, to increase name recognition in the community, and at the same time, reduce the cost of funds.

         Noninterest income for 1994 increased 9.67% or $108,458 from 1993. Service charges, commissions and fees, the largest single item of noninterest income, increased by $32,778 for 1994, up 3.3% from 1993.

Noninterest Expense

         Noninterest expense of $4.872 million for the year ended December 31, 1996 was an increase of 7.7%. Salaries and employee benefits, the largest single component of noninterest expense, had an increase of 8.2% for the year. Due to regulatory rate reductions, FDIC assessments declined by 97% or $130,857, from the previous year. In addition, general insurance decreased by $19,633 due to a 1995 change to a new carrier on the general liability policy that offered more competitive rates. Other taxes increased 18.63% or $38,676.

         For 1995, noninterest expense decreased by $70,532 or 1.48% over 1994. Salaries and employee benefits increased by $157,610 or 6.45% due to normal wage increases and increased costs associated with various benefit plans sponsored by CBI. Furniture and equipment expense decreased by $111,296 or 24.86% partially due to the closing of one branch office. General insurance expenses declined by $48,802 or 46.64% due to a new carrier on the general liability policy that offered more competitive rates and an increase in the cash surrender value in excess of premiums paid on the lives of executives. Professional fees increased $99,444 or 96.7% largely associated with merger costs. Due to regulatory rate reductions, FDIC assessments declined by $133,176 or 46.69%.

         During the year ended December 1994, noninterest expenses increased by 11.56% or $494,203 from $4.275 million during 1993 to $4.770 million in 1994.
The majority of the increase was due to an increase in salaries and employee benefits of 14.37% or $316,279 from $2.200 million to $2.517 million. This increase was largely associated with the continuation of various incentive and bonus plans adopted by CBI during prior years. Furniture and equipment expenses increased by 16.84% or $62,706. Almost 100% of this increase was attributable to increased depreciation due to the acquisition of operations equipment.

Income Taxes

         The provision for income taxes for the year ended December 31, 1996 was $1,422,297 a 16.2% increase from the previous year. The increase in the provision was due to the increase in taxable income.

         The income tax provision for the year ended December 31, 1995 was $1,223,892, up from $885,619 for the year ended December 31, 1994.

Loan Portfolio

         CBI's loan portfolio is comprised of commercial loans, real estate loans, home equity loans, consumer loans, participation loans with other financial institutions, and other miscellaneous types of credit. The primary markets in which CBI makes loans are generally in areas contiguous to its branch locations. The philosophy is consistent with CBI's focus on providing community-based financial services.

                                 Loan Portfolio

                                                                 December 31,
                             --------------------------------------------------------------------------------------
                                        1996                         1995                         1994
                                        ----                         ----                         ----
                                              % to Total                   % to Total                   % to Total
                                   Amount          Loans         Amount         Loans         Amount         Loans
                                   ------          -----         ------         -----         ------         -----
                                                            (Dollars in thousands)
Commercial                      $  15,830         13.49%      $  14,500        13.21%      $  12,022        11.71%

Real estate construction            5,584          4.76%          3,745         3.41%          4,280         4.17%

Real estate mortgage:
  Residential (1-4 family)         43,366         36.97%         43,439        39.57%         40,082        39.04%
  Multifamily                       3,667          3.13%          1,563         1.41%            224         0.22%
  Nonfarm,
    nonresidential                 40,511         34.53%         36,194        32.97%         33,606        32.73%
                                  -------         ------        -------        ------        -------        ------
  Real estate mortgage,
    subtotal                       87,543         74.63%         81,196        73.95%         73,912        71.99%
                                  -------         ------        -------        ------        -------        ------
  Real estate, total               93,126         79.39%         84,941        77.36%         78,192        76.16%
                                  -------         ------        -------        ------        -------        ------

Consumer installment               8,355           7.12%        10,348          9.43%        12,455         12.13%
                                   ------          -----        -------         -----        -------        ------
  Total loans                     117,311        100.00%        109,789       100.00%        102,669       100.00%
                                                 =======                      =======                      =======

Less unearned income                  932                        1,149                        1,280
                                      ---                        ------                       -----
                               $ 116,381                     $ 108,640                    $ 101,389
                               ==========                    ==========                   =========


         The following table shows the maturity of loans outstanding as of December 31, 1996. Also provided are the amounts due after one year classified according to the sensitivity to changes in interest rates. Loans are classified based upon the period in which the payments are due.

                             Loan Maturity Schedule

                                                                        December 31, 1996
                                              ----------------------------------------------------------------------
                                                                    Maturing
                                              ----------------------------------------------------
                                                                       After One
                                                        Within        But Within            After
                                                      One Year        Five Years       Five Years            Total
                                                      --------        ----------       ----------            -----
                                                                     (Dollars in thousands)

Commercial                                           $  11,337          $  4,475            $  18         $  15,830
Installment                                              2,653             5,170              202             8,025
Real estate                                             52,763            31,098            8,665            92,526
                                                       -------           -------           ------           -------
  Total                                             $   66,753          $ 40,743         $  8,885        $  116,381
                                                    ==========         =========        =========       ===========

Loans maturing after one year with:
  Fixed interest rates                                                  $ 27,438            $  74
  Variable interest rates                                                 13,305            8,811
                                                                         -------           ------
  Total                                                                 $ 40,743         $  8,885
                                                                       =========        =========


         As of December 31, 1996, the loan portfolio was $116.381 million, net of unearned income, an increase from the prior year of 7.1% or $7.741 million. Real estate lending continues to be the growth of the portfolio with loans secured by real estate comprising 79.39% of total loans.

         Loans, net of unearned income, were $108.640 million at December 31, 1995, up $7.3 million or 7.1% from $101.389 million at December 31, 1994. The growth in real estate loans, which increased $6.75 million or 8.63%, accounted for 92% of the growth.

         Loans secured by real estate comprise 77.36% of total loans at December 31, 1995 and 76.16% at December 31, 1994.

         CBI's unfunded loan commitments amounted to $21.911 million as of December 31, 1996, up from $18.122 million at December 31, 1995. This increase is attributable to customer loan demands at a specific point in time. Fixed rate commitments were $4.851 million and $4.438 million as of December 31, 1996 and 1995, respectively. The average rates charged on the fixed rate commitments were 8.5% - 10.5% for the years then ended.

Analysis of the Allowance for Loan Losses

         The allowance for loan losses is an estimate of an amount adequate to provide for potential losses in the loan portfolio. The level of loan losses is affected by general economic trends, as well as conditions affecting individual borrowers. The allowance is also subject to regulatory examinations and determinations as to adequacy, which may take into account such factors as the methodology used to calculate the allowance and the size of the allowance in comparison to peer companies identified by regulatory agencies.

         The provision for loan losses for the year ended December 31, 1996 was $401,500, a decrease of $40,500 over the previous year. Management charged income for the provision deemed necessary based on its analysis of the loan portfolio. After reviewing the nonperforming loans and specifically nonaccrual loans, management believes the current year provision increases the allowance for loan losses to the desired level to cover potential losses. CBI had charge-offs, net of recoveries, of $391,000 during 1996, an increase of $85,000 over the previous year. This increase was the result of normal changes in the loan portfolio and local economic conditions. Management does not anticipate any abnormal changes in the delinquency rates or charge-offs and recoveries in connection with its normal loan operations procedures. It is management's opinion that the allowance for loan losses is adequate to absorb any future losses that may occur.

         The provision for loan losses totaled $442,000 for the year ended December 31, 1995, an increase of $176,162 from the previous year. CBI had charge-offs, net of recoveries, of $306,000 during 1995, an increase of $201,000 over the previous year. This increase was primarily the result of a complete charge off of one real estate loan in the amount of $103,000 and partial charge-offs on three additional real estate loans in the amount of $85,000. After consideration of these factors, management recorded a provision for loan losses that would provide coverage for potential losses.

         The provision in 1994 increased to $266,000 as compared to $195,000 in 1993. This increase of $71,000 reflected management's review of the loan portfolio and the amount needed to maintain the reserve at acceptable levels to cover potential losses.

         As of December 31, 1996, the allowance for loan losses was $1.246 million up slightly from $1.235 million at December 31, 1995. The allowance as of December 31, 1995 was up $136,000 over the $1.099 million at December 31, 1994. The ratio of the allowance for loan loss to total loans, net of unearned income, has remained relatively constant over the last three years; 1.07% at December 31, 1996, 1.14% at December 31, 1995, and 1.08% at December 31, 1994.

         The multiple of the allowance for loan losses to nonperforming assets was .60x at December 31, 1996, .65x at December 31, 1995 and 1.24x at December 31, 1994. Management continually evaluates nonperforming loans relative to their collateral value and makes appropriate reductions in the carrying value of those loans based on that review.

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

         The allowance for loan losses related to loans identified as impaired is primarily based on the excess of the loan's current outstanding principal balance over the estimated fair market value of the related collateral. For a loan that is not collateral-dependent, the allowance is recorded at the amount by which the outstanding principal balance exceeds the current best estimate of the future cash flows on the loan discounted at the loan's effective interest rate. As of December 31, 1996, CBI had six loans with a carrying amount of $736,000 that were considered to be impaired. The amount of impairment based on present value of future cash flows or collateral values, if applicable, was approximately $51,000 and $685,000, respectively. The amount provided in the allowance for loan losses for these impaired loans was $184,000. The following table summarizes changes in the allowance for loan losses:

                         Summary of Loan Loss Experience

                                                           Years Ended December 31,
                                              ------------------------------------------
                                                     1996          1995           1994
                                                     ----          ----           ----
                                                            (Dollars in thousands)


Allowance for loan losses at beginning
  of year                                         $   1,235     $   1,099     $     938
                                                  ---------     ---------     ---------

Loans charged off:
  Commercial                                      $     226     $     113     $     153
  Installment                                            39            46            56
  Real estate                                           304           199            43
                                                  ---------     ---------     ---------

  Total                                           $     569     $     358     $     252
                                                  ---------     ---------     ---------

Recoveries of loans previously charged off:
  Commercial                                      $      82     $      18     $      34
  Installment                                            16            26             9
  Real estate                                            80             8           104
                                                  ---------     ---------     ---------

  Total                                           $     178     $      52     $     147
                                                  ---------     ---------     ---------

Net loans recovered (charged off)                 $    (391)    $    (306)    $    (105)

 Provision for loan losses                              402           442           266
                                                  ---------     ---------     ---------

Allowance for loan losses at end of year          $   1,246     $   1,235     $   1,099
                                                  =========     =========     =========

Average total loans (net of unearned
  income)                                         $ 112,712     $ 106,197     $  96,386

Total loans (net of unearned income)              $ 116,381     $ 108,640     $ 101,389

Selected Loan Loss Ratios:
  Net charge-offs to average loans                     0.35%         0.29%         0.11%
  Provision for loan losses to average
    loans                                              0.36%         0.42%         0.28%
  Provision for loan losses to net
    charge-offs                                         102%          144%          253%
  Allowance for loan losses to year-end
    loans                                              1.07%         1.14%         1.08%
  Loan loss coverage (1)                                782%        1,314%        2,810%

--------------------
(1) Income before income taxes plus provision for loan losses, divided by net chargeoffs.

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

                    Composition of Allowance for Loan Losses

                                                                      December 31,
                                      -----------------------------------------------------------------------------
         Balance at End of                      1996                      1995                      1994
                                                ----                      ----                      ----
       Period Applicable to:
       ---------------------
                                                   % of Loans                % of Loans                % of Loans
                                                     in each                   in each                   in each
                                                    category                  category                  category
                                                    to total                  to total                  to total
                                           Amount     loans          Amount     loans          Amount     loans
                                           ------     -----          ------     -----          ------     -----
                                                                 (Dollars in thousands)

  Commercial                               $  168    13.49%          $  163    13.21%          $  129    11.71%
  Installment                                  89     7.12%             116     9.43%             133    12.13%
  Real estate                                 989    79.39%             956    77.36%             837    76.16%
                                              ---    -----              ---    -----              ---    -----
                                        $   1,246   100.00%        $  1,235   100.00%      $    1,099   100.00%
                                        =========   ======         ========   ======       ==========   ======



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

Nonperforming Assets

         Total nonperforming assets, which consist of nonaccrual loans, restructured loans, loans 90 days or more past due, and other real estate owned were $2.070 million at December 31, 1996 an increase of $183,000 from one year earlier. Total nonperforming assets were $1.887 million at December 31, 1995, an increase of $998,000 over December 31, 1994. Nonperforming assets increased $265,000 during 1994 over 1993.

                              Nonperforming Assets

                                                                December 31,
                                                       -----------------------------
                                                            1996       1995    1994
                                                            ----       ----    ----

Nonaccrual loans                                           $  240    $  220    $ 54
 Loans contractually past due 90 days or more
  and still accruing                                        1,063       882     560
 Troubled debt restructuring                                 --        --       --
                                                           ------    ------    ----
  Total nonperforming loans                                $1,303    $1,102    $614

Other real estate owned                                       767       785     275
                                                           ------    ------    ----
  Total nonperforming assets                               $2,070    $1,887    $889
                                                           ======    ======    ====


Nonperforming assets to period-end total
  loans and other real estate                               1.77%     1.72%   0.87%
                                                            =====     =====   =====
Foregone interest income on nonaccrual
  loans                                                    $    6    $   12    $  2
                                                            =====    ======    ====

Interest income recorded on nonaccrual
  loans during the year                                    $    4    $    8    $--
                                                           ======    ======    ====



         The following table summarizes all nonperforming loans, by loan type as of December 31, 1996:

                                                     Number
                                                         of          Principal
                (Dollars in thousands)                Loans            Balance
                ----------------------                -----            -------
                Residential mortgage                     13           $  1,189
                Installment loans                         3                 27
                Commercial loans                          4                 87
                                                         --               ----
                                                         20           $  1,303
                                                         ==           ========


         Loans, including impaired loans, are generally placed in nonaccrual status when loans are delinquent in principal and interest payments greater than 90 days and the loan is not well secured and in process of collection. Accruals of interest are discontinued until it becomes certain that both principal and interest can be repaid. As shown in the above table, CBI does have loans that are contractually past due greater than 90 days that are not in nonaccrual status; however, those loans are still accruing because they are well secured and in the process of collection. A loan is well secured if collateralized by liens on real or personal property, including securities, that have a realizable value sufficient to discharge the debt in full or by the guarantee of a financially responsible party. Approximately 65% of these loans are collateralized by residential real estate.

         As of December 31, 1996, nonaccrual loans and loans contractually past due greater than 90 days have increased $20,000 and $181,000 over the December 31, 1995 levels, respectively. While the increase is significant, there are only five loans in nonaccrual status. The largest two loans, $119,000 and $69,000, are mortgage real estate loans secured by residential real estate. Often, CBI will not immediately proceed to foreclose on real estate loans that become more than 90 days past due. Instead, CBI will permit the borrower to market and sell the collateral in an orderly manner. If the borrower does not sell the collateral within a reasonable time, CBI will foreclose and sell the collateral. CBI's experience has been that losses on well-collateralized real estate are minimized when it works with borrowers in this manner, although its practice of working with borrowers at times results in relatively high balances of past due loans. CBI also has found that its collection practices enable it to compete with larger and less flexible institutions that are not based in the community.

         If foreclosure of property is required, the property is generally sold at a public auction in which CBI may participate as a bidder. If CBI is the successful bidder, the acquired real estate property is then included in CBI's real estate owned account until it is sold.

Investment Securities

         The securities portfolio is maintained to manage excess funds in order to provide diversification and liquidity in the overall asset management policy. The maturity of securities purchased is based on the needs of CBI and current yields and other market conditions.

         Securities are classified as held-to-maturity when management has the positive intent and CBI has the ability at the time of purchase to hold them until maturity. These securities are carried at cost adjusted for amortization of premium and accretion of discount.

         Securities to be held for indefinite periods of time and not intended to be held-to-maturity or on a long-term basis are classified as available-for-sale and accounted for at fair market value on an aggregate basis. Unrealized gains or losses are reported as increases or decreases in stockholders' equity, net of the related deferred tax effect. CBI does not buy with the intent of trading and, accordingly, does not maintain a trading account. Gains and losses on the sale of securities are determined by the specific identification method.

         The book value of the investment portfolio as of December 31, 1996 was $36.443 million compared to $34.127 million at December 31, 1995.

         The following tables show the amortized cost, fair market value, maturity distribution, and yield of the investment portfolio as of December 31, 1996 and 1995:

                              Securities Portfolio


                                                            December 31, 1996
                                              -----------------------------------------
                                                  Held -to-Maturity  Available-for-Sale
                                                  -----------------  ------------------
                                                    Cost     Market    Cost      Market
                                                    ----     ------    ----      ------
                                                            (Dollars in thousands)
U.S. Treasury and agency securities               $ 2,449   $ 2,434   $12,134   $11,955
Mortgage-backed securities:
  Guaranteed or issued by
  GNMA, FNMA or FHLMC                              13,028    12,929     5,933     5,887
 Securities issued by states and
  political subdivisions                            1,009     1,027     1,179     1,184
 Other securities                                     400       403       311       311
                                                  -------   -------   -------   -------
                                                  $16,886   $16,793   $19,557   $19,337
                                                  =======   =======   =======   =======

                                                            December 31, 1995
                                              -----------------------------------------
                                                  Held -to-Maturity  Available-for-Sale
                                                  -----------------  ------------------
                                                    Cost     Market    Cost      Market
                                                    ----     ------    ----      ------
                                                            (Dollars in thousands)
 U.S. Treasury and agency securities               $ 7,990   $ 8,029   $ 5,253   $ 5,301
 Mortgage-backed securities:
   Guaranteed or issued by
   GNMA, FNMA or FHLMC                              12,900    12,957     5,318     5,401
  Securities issued by states and
   political subdivisions                            1,136     1,175      --        --
  Other securities                                   1,256     1,270       274       273
                                                   -------   -------   -------   -------
                                                   $23,282   $23,431   $10,845   $10,975
                                                   =======   =======   =======   =======


         The maturity distribution, book value, market value, and yield of the total investment securities portfolio at December 31, 1996 and 1995 are presented as follows:

                                                                    December 31, 1996
                                      ------------------------------------------------------------------------------
                                                Held -to-Maturity                      Available-for-Sale
                                                -----------------                      ------------------
                                             Book       Market                       Book       Market
                                            Value        Value     Yield            Value        Value     Yield
                                            -----        -----     -----            -----        -----     -----
                                                                 (Dollars in thousands)

Within 12 months                         $  1,877     $  1,886     7.56%           $  426       $  426     5.84%
Over 1 year through 5 years                 1,173        1,163     6.50%            5,880        5,826     6.18%
Over 5 years through 10 years               2,054        2,041     7.26%            7,894        7,769     7.30%
Over 10 years                              11,782       11,703     7.06%            5,357        5,316     6.83%
                                          -------      -------     -----           ------       ------     -----
                                         $ 16,886     $ 16,793     7.07%        $  19,557     $ 19,337     6.80%
                                         ========     ========     =====        =========     ========     =====



                                                                    December 31, 1995
                                      -------------------------------------------------------------------------------
                                                Held -to-Maturity                      Available-for-Sale
                                                -----------------                      ------------------
                                             Book       Market                       Book       Market
                                            Value        Value     Yield            Value        Value     Yield
                                            -----        -----     -----            -----        -----     -----
                                                                 (Dollars in thousands)

Within 12 months                         $  5,455     $  5,457     5.39%           $  499       $  500     6.68%
Over 1 year through 5 years                 4,143        4,190     6.59%            2,451        2,472     5.93%
Over 5 years through 10 years               1,525        1,550     7.37%            2,847        2,873     7.15%
Over 10 years                              12,159       12,234     7.04%            5,047        5,130     6.82%
                                          -------      -------     -----           ------       ------     -----
                                         $ 23,282     $ 23,431     6.89%         $ 10,844     $ 10,975     6.70%
                                         ========     ========     =====         ========     ========     =====


Deposits

         Deposits at December 31, 1996 were $152.006 million, up $8.434 million from 1995, an increase of 5.87%. The growth in deposits was led by the 21.1% increase in noninterest-bearing demand deposits, which increased from $23.532 million at December 31, 1995 to $28.498 million at December 31, 1996. Noninterest-bearing deposits were 18.75% of total deposits at December 31, 1996. At December 31, 1996, savings deposits had grown by $3.092 million, an increase of 12.68% over December 31, 1995 levels.

         Deposits at December 31, 1995 were $143.571 million, a 15.88% increase from 1994. Certificates of deposit increased by $13.412 from 1994 levels. Similarly, certificates of deposit of $100,000 or more increased $4.277 million from 1994 levels. Noninterest-bearing deposits were 16.39% of total deposits at December 31, 1995 compared to 16.57% at December 31, 1994.

                                Deposits Analysis

                                                                      December 31,
                                      -----------------------------------------------------------------------------
                                                1996                      1995                      1994
                                                ----                      ----                      ----
                                                     Average                   Average                   Average
                                        Balance     Rate Paid     Balance     Rate Paid     Balance     Rate Paid
                                        -------     ---------     -------     ---------     -------     ---------
                                                                 (Dollars in thousands)


Noninterest-bearing demand
  deposits                              $  28,498                  $ 23,532                  $ 20,526
                                        ---------                 ---------                 ---------

Interest-bearing liabilities:
  Money market and  NOW                    39,865     3.11%          40,568     3.48%          36,614     3.11%
    accounts
  Savings deposits                         27,479     3.71%          24,387     3.27%          29,358     2.81%
  Time deposits                            45,413     5.68%          44,103     6.09%          30,691     5.08%
  Large denomination deposits              10,751     5.86%          10,980     5.49%           6,703     4.00%
                                          -------     -----         -------     -----          ------     -----
Total interest-bearing accounts         $ 123,508     4.42%       $ 120,038     4.47%       $ 103,366     3.63%
                                        ---------     -----       ---------     -----       ---------     -----
  Total deposits                        $ 152,006                  $143,571                $  123,892
                                        =========                 =========                 =========



                      Maturity of CDs of $100,000 and Over

                                Within         Three         Six to          Over                        Percent
                                 Three         to Six        Twelve           One                        of Total
                                Months         Months        Months          Year           Total        Deposit
                                ------         ------        ------          ----           -----        -------
                                                             (Dollars in thousands)


     December 31, 1996        $  2,653      $  2,412       $  2,137       $  3,549      $  10,751         7.07%


Capital Resources

         The adequacy of CBI's capital is reviewed by management on an ongoing basis with reference to the size, composition and quality of CBI's asset and liability levels and consistency with regulatory requirements and industry standards. Management seeks to maintain a capital structure that will assure an adequate level of capital to support anticipated asset growth and absorb potential losses.

         The primary source of capital for CBI is internally generated retained earnings. Average stockholders' equity increased 23.27% in 1996 over 1995. Similarly, average stockholders' equity increased 18.71% in 1995 over 1994. The following table highlights certain ratios for the periods indicated:

                           Return on Equity and Assets


                                                                     Years Ended December 31,
                                                 --------------------- ---------------------- ---------------------
                                                         1996                  1995                   1994
                                                         ----                  ----                   ----

Income before securities gains and losses to:
  Average total assets                                   1.86%                 1.51%                  1.28%
  Average stockholders' equity                          17.21%                16.17%                 14.46%

Net income to:
  Average total assets                                   1.86%                 1.53%                  1.31%
  Average stockholders' equity                          17.24%                16.38%                 14.85%

Dividend payout ratio (dividends
  declared per share divided by net
  income per share)                                      7.74%                 8.66%                 10.00%

Average stockholders' equity to average
  total assets ratio                                    10.80%                 9.36%                  8.83%


         The FDIC has adopted capital guidelines to supplement the existing definitions of capital for regulatory purposes and to establish minimum capital standards. Specifically, the guidelines categorize assets and off-balance sheet items into four risk-weighted categories. The minimum ratio of qualifying total capital to risk-weighted assets is 8.0% of which at least 4.0% must be Tier 1 capital, composed of common equity, retained earnings and a limited amount of perpetual preferred stock, less certain goodwill items. CBI had a ratio of total capital to risk-weighted assets of 17.03% at December 31, 1996 and a ratio of Tier 1 capital to risk-weighted assets of 15.98%. Both of these exceed the capital requirements adopted by the federal regulatory agencies.

                               Analysis of Capital

                                                                                  December 31,
                                                             -------------------------------------------------------
                                                                          1996              1995               1994
                                                                          ----              ----               ----

Tier 1 Capital:
  Common stock                                                        $  5,703          $  5,562           $  3,219
  Surplus                                                                1,712             1,688              2,230
  Retained earnings                                                     11,716             8,886              7,421
  Unearned ESOP shares                                                   (238)             (330)                 -
                                                                         -----             -----               ----

                         Total Tier 1 Capital                       $   18,893         $  15,806          $  12,870
                                                                    ----------        ----------         ----------


Tier 2 Capital
  Allowance for loan losses                                              1,246             1,235              1,099
                                                                        ------            ------             ------
                         Total Tier 2 Capital                        $   1,246          $  1,235           $  1,099
                                                                     ---------         ---------          ---------

                         Total risk-based capital                   $   20,139         $  17,041          $  13,969
                                                                    ==========        ==========         ==========

                         Risk weighted assets                       $  118,233        $  112,918           $100,382


Capital Ratios:
  Tier 1 risk-based capital                                             15.98%            14.00%             12.82%
  Total risk based capital                                              17.03%            15.09%             13.92%
  Tier 1 capital to average total assets                                11.51%            10.29%              9.38%


Liquidity

         Liquidity represents an institution's ability to meet present and future financial obligations through either the sale or maturity of existing assets or the acquisition of additional funds through liability management. Liquid assets include cash, interest-bearing deposits with banks, federal funds sold, investment in Treasury securities, and loans maturing within one year. As a result of CBI's management of liquid assets and the ability to generate liquidity through liability funding, management believes that CBI maintains overall liquidity sufficient to satisfy its depositors' requirements and meet its customers' credit needs.

         For the year ended December 31, 1996 CBI provided cash or liquidity from operations in the amount of $3.290 million. This increase in funds in addition to an $8.435 million increase in deposits has given CBI approximately $11.617 million in funds available for investment during 1996. In determining investment strategies management considers objectives for the composition of the loan and investment portfolio, such as type, maturity distribution, and fixed or variable interest rate characteristics of investment opportunities. Management's use of funds has included the funding of an $8.391 million increase in net loans and the purchase of $14.927 million of securities. With 57% of the loan portfolio repricing or maturing in the next twelve months CBI has enough asset liquidity to meet the needs of maturing deposits.

Impact of Inflation and Changing Prices

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

Current Accounting Developments

         In June 1996, the Financial Standards Board issued its Statement of Financial Accounting Standards No. 125 ("SFAS" 125"), "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This Statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. After a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. In addition, a transfer of financial assets in which the transferor surrenders control over those assets is accounted for as a sale to the extent that consideration other than beneficial interests in the transferred assets is received in exchange. SFAS 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996 and is to be applied prospectively. Management does not expect the application of this pronouncement to have a material effect on the financial statements of CBI.

           RELATIONSHIP WITH INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

         Mitchell, Wiggins and Company LLP has been CBI's independent certified public accountants since 1984. CBI's consolidated financial statements for the year ended December 31, 1996 were examined by Mitchell, Wiggins and Company LLP.

         Although it has not yet selected auditors for the current year, CBI anticipates that Mitchell, Wiggins and Company LLP will be selected as CBI's auditors for 1997. A representative of Mitchell, Wiggins and Company LLP is expected to be present at the Annual Meeting.